TSX, NYSE - HBM 2025 No. 5

25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 fax 416 362-7844 hudbay.com	News Release

Hudbay Delivers Strong Fourth Quarter and Record Full Year 2024 Results; Achieves 2024 Consolidated Production and Cost Guidance and Provides 2025 Annual Guidance

Toronto, Ontario, February 19, 2025 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE: HBM) today released its fourth quarter and full year 2024 financial results, and announced 2025 annual production and cost guidance. All amounts are in U.S. dollars, unless otherwise noted. All production and cost amounts reflect the Copper Mountain mine on a 100% basis, with Hudbay owning a 75% interest in the mine.

"Hudbay delivered record financial performance and a transformed balance sheet in 2024, driven by the achievement of consolidated production guidance for all metals with gold production significantly exceeding the top end of the guidance range and the outperformance of our twice-improved consolidated cash cost guidance," said Peter Kukielski, President and Chief Executive Officer. "Our enhanced operating platform achieved steady copper production, record high gold production and industry-leading cost performance, generating record annual free cash flows in 2024. The free cash flow generation and the successful equity offering in May have contributed to the significant $512 million reduction in net debt in 2024 and the transformation of our balance sheet to be in the lowest leverage position of our peers. This has put us in an excellent position to reinvest in our portfolio of high-return growth projects to unlock significant near-term and long-term value for our stakeholders. Our near-term brownfield growth projects include attractive mill improvement projects in British Columbia and Peru, which are expected to increase mill throughput levels starting in 2026. Our Copper World project in Arizona is now fully permitted and we look forward to prudently advancing this high-quality copper development project towards a construction sanctioning decision in 2026, and once in production, Copper World is expected to increase our consolidated copper production by more than 50% from current levels."

Delivered Record Annual Results, Led by Record Gold Production from Manitoba Operations and Record Revenues; 2024 Consolidated Production and Cost Guidance Achieved

  Achieved record annual revenue of $2,021.2 million and record annual adjusted EBITDAi of $822.5 million.
  Enhanced operating platform achieved 2024 consolidated production guidance for all metals with record gold production exceeding the top end of the 2024 guidance range. Full year consolidated copper production of 137,943 tonnes, gold production of 332,240 ounces and silver production of 3,983,851 ounces increased by 5%, 7% and 11% respectively, compared to full year 2023.
  Significantly outperformed the twice-improved 2024 consolidated cash cost guidance. Strong cost control and meaningful exposure to gold by-product credits resulted in better-than-expected consolidated 2024 cash costi and sustaining cash costi per pound of copper produced, net of by-product credits, of $0.46 and $1.62, respectively, an improvement of 43% and 6%, respectively, compared to 2023.
  Peru full year copper production was within the 2024 guidance range while gold production exceeded the top end of guidance as additional gold benches were prioritized in the fourth quarter. Peru full year cash costs of $1.18 per pound outperformed the 2024 annual guidance range.

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  Manitoba full year gold production of 214,225 ounces exceeded the top end of the 2024 guidance range of 170,000 to 200,000 ounces. Manitoba full year cash costs of $606 per ounce outperformed the lower end of 2024 annual guidance range of $700 to $900 per ounce.
  British Columbia full year copper production was below the low end of the 2024 guidance range, as expected, while full year gold production was in line with the 2024 annual guidance range. Copper production was lower than the guidance range as a result of lower grades in stockpiled ore and lower throughput during the ramp-up of stabilization and optimization efforts throughout the year. British Columbia continues to advance mill optimization initiatives with the goal to achieve higher mill throughput in 2025.
  Cash and cash equivalents and short-term investments increased by $332.0 million to $581.8 million during 2024 due to a successful equity offering and strong operating cash flows bolstered by higher copper and gold prices, which enabled a $512.0 million reduction in net debti during 2024.

Delivered Strong Fourth Quarter Operating and Financial Results

  Fourth quarter consolidated copper production of 43,262 tonnes was in line with quarterly production cadence expectations and increased 38% from the third quarter of 2024. Consolidated gold production of 94,161 ounces significantly exceeded expectations and represented an increase of 6% from the strong levels achieved in the third quarter of 2024.
  Strong operating cost performance with consolidated cash costi and sustaining cash costi per pound of copper produced, net of by-product credits, in the fourth quarter of 2024 of $0.45 and $1.37, respectively, representing another quarter of industry-leading cost performance.
  Peru operations continued to benefit from strong and consistent mill throughput, achieving averages of approximately 87,000 tonnes per day in the fourth quarter, despite a planned semi-annual mill maintenance shutdown. The on-time completion of the Pampacancha stripping program contributed to higher grade ore during the fourth quarter. Peru operations produced 33,988 tonnes of copper and 38,079 ounces of gold in the fourth quarter of 2024, in line with quarterly cadence expectations. Peru cash costi per pound of copper produced, net of by-product credits, was $1.00 in the fourth quarter, demonstrating continued strong cost performance.
  Manitoba operations produced 51,438 ounces of gold in the fourth quarter of 2024, significantly exceeding management's expectations in both production and efficiency. Manitoba cash costi per ounce of gold produced, net of by-product credits, was $607 during the fourth quarter, reflecting better-than-expected operating performance and continued strong operating cost margins.
  British Columbia operations produced 5,927 tonnes of copper at a cash costi per pound of copper produced, net of by-product credits, of $3.00 in the fourth quarter of 2024, reflecting reduced mill throughput versus the third quarter of 2024 as a result of ramp-up periods following mill maintenance shutdowns during the quarter.
  Achieved revenue of $584.9 million and operating cash flow before change in non-cash working capital of $231.5 million in the fourth quarter of 2024, a 20% and 24% increase, respectively, from the third quarter of 2024. Strong financial results were driven by higher realized gold prices as well as strong copper production in Peru, while delivering on higher grades, throughput and cost control initiatives across all business units.
  Fourth quarter net earnings attributable to owners and earnings per share attributable to owners were $21.2 million and $0.05, respectively. After adjusting for items on a pre-tax basis such as a non-cash $17.4 million foreign exchange loss, a $14.1 million write-down of PP&E, a $10.3 million mark-to-market revaluation gain on various instruments such as unrealized strategic copper hedges, investments and share-based compensation, and a non-cash loss of $2.5 million related to a quarterly revaluation of closed site environmental reclamation provision, among other items, fourth quarter adjusted earningsi per share attributable to owners was $0.18.
  Adjusted EBITDAi was $257.3 million during the fourth quarter of 2024, a 25% increase compared to the third quarter of 2024.
  Financial results in the fourth quarter would have been even higher if excess copper inventory in Peru at the end of December 2024 was sold. A total of approximately 30,000 wet metric tonnes of copper concentrate was unsold at the end of December, compared to normal levels of 15,000 wet metric tonnes. The excess copper concentrate inventory in Peru is expected to be sold in the first quarter of 2025.

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Achieved Significant Debt Reduction and Transformed Balance Sheet

  Hudbay's unique copper and gold diversification in Peru and Canada provides exposure to higher copper and gold prices and attractive free cash flow generation.
  While the majority of revenues continue to be derived from copper production, gold represented an increasing portion of total revenues at 35% in 2024 compared to 29% in 2023, which was driven by high gold prices and record gold production in Manitoba.
  Impressive operating cash flow and free cash flow generation in 2024 reflects continued strong copper and gold production in Peru and higher gold production from Manitoba following the full repayment of the gold prepayment liability in August 2024, as well as operating cash flow contributions from British Columbia.
  Strong operating cash flow generation and the net proceeds from the equity offering in May 2024 allowed the company to significantly deleverage and transform the balance sheet with $245 million of combined debt repayments and gold prepayment liability reductions in 2024.
  Further reduced net debti to $525.7 million in the fourth quarter of 2024, representing the fourth consecutive quarter of lower net debt as a result of deleveraging efforts and capitalizing on strong operating cash flow generation.
  Record annual adjusted EBITDAi of $822.5 million in 2024 was a substantial increase from $647.8 million in 2023.
  The increase in cash and reduction in long-term debt significantly reduced the company's net debt to adjusted EBITDA ratioi to 0.6x at the end of 2024 compared to 1.6x at the end of 2023, well within the targeted 1.2x net debt to adjusted EBITDA ratio outlined in the three prerequisites plan (the "3-P plan") for advancing Copper World, and transforming Hudbay from one of the highest leverage positions to the lowest leverage position among industry peers.
  In November 2024, further improved long-term balance sheet resilience with a proactive three-year extension of the company's senior secured revolving credit facilities from October 2025 to November 2028. The extended credit facilities provide increased financial flexibility to accretively maintain the 4.50% coupon 2026 senior unsecured notes outstanding to maturity and advance Copper World towards a sanctioning decision in accordance with the 3-P plan. The $450 million revolving credit facilities include an improved pricing grid reflecting the enhanced financial position of Hudbay and feature an opportunity to increase the facility by an additional $150 million at Hudbay's discretion during the four-year tenor, providing additional financial flexibility.
  Total liquidity substantially increased by 76% to $1,007.8 million at the end of 2024 from $573.7 million at the end of 2023.

Advancing Growth Initiatives to Further Enhance Copper and Gold Exposure

  Received all major permits required for the development and operation of Copper World with the receipt of the Air Quality Permit in January 2025 and the Aquifer Protection Permit in August 2024. Copper World is now the highest grade and lowest capital intensity fully permitted copper project in the Americas.
  Continuing to progress the 3-P plan for Copper World in 2025 with definitive feasibility study activities and minority joint venture partner process underway.
  The successful completion of the planned stripping program at Pampacancha in September unlocked significantly higher copper and gold grades in the fourth quarter of 2024, which together with maintaining strong operating performance at Constancia has generated meaningful free cash flow in Peru.
  The New Britannia mill continued to exceed throughput expectations, driving continued strong gold production and free cash flow generation in Manitoba. The New Britannia mill achieved throughput levels of approximately 2,020 tonnes per day in the fourth quarter, exceeding its original design capacity of 1,500 tonnes per day and its 2024 budgeted capacity of 1,800 tonnes per day due to the successful implementation of process improvement initiatives and effective preventative maintenance measures. After three years of operations, a post-project review of the New Britannia refurbishment investment has increased the unlevered IRR to 36% from 19% at project sanction in 2020.

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  Hudbay has successfully implemented post-acquisition plans to stabilize the Copper Mountain operations through mining fleet ramp-up activities and increased mill reliability and performance. Efforts are now focused on optimizing the operations in 2025 through execution of the planned accelerated stripping program and mill throughput improvement projects.
  Drill permitting for highly prospective Maria Reyna and Caballito properties near Constancia continues to advance through the multi-step regulatory process with the conclusion of the process expected in 2025.
  The development of an access drift to the 1901 deposit in Snow Lake is progressing well and first ore mining is expected in the second quarter of 2025 to enable confirmation of the optimal mining method for the deposit. Underground step-out drilling to-date has intersected copper-gold mineralization and additional drilling is planned for 2025. The development of an adjacent haulage drift has been initiated to de-risk planned full production in 2027.
  Large 2024 exploration program in Snow Lake continued testing targets near Lalor and regional satellite properties throughout the winter months with encouraging results. 2025 exploration plans include a large geophysics program and follow-up drilling at Lalor Northwest located 400 metres from Lalor's underground infrastructure, along with the testing of a deep geophysical target at the Cook Lake North property.
  Continuing to advance Flin Flon tailings reprocessing opportunities through metallurgical test work and early economic evaluation to assess the possibility of producing critical minerals and precious metals while reducing the environmental footprint.

2025 Guidance Reflects Stable Copper and Gold Production at Industry-leading Margins

  Consolidated copper production of 133,000 tonnes, based on the midpoint of the 2025 guidance range, is expected to remain stable with 2024 levels, reflecting higher expected production in British Columbia as mill throughput optimization plans are implemented, offset by a lower portion of ore feed from the high-grade Pampacancha satellite deposit in Peru.
  Consolidated gold production of 277,750 ounces, based on the midpoint of the 2025 guidance range, is expected to be lower than 2024 production, reflecting a lower portion of ore feed from Pampacancha in 2025 and the accelerated mining of high-grade gold benches in late 2024, partially offset by continued strong gold production in Manitoba.
  Consolidated cash costi, net of by-product credits, in 2025 is expected to be within $0.80 to $1.00 per pound as the company continues to focus on maintaining strong cost control across the business, driving industry-leading margins.
  Total sustaining capital expenditures are expected to be $365 million in 2025, reflecting some deferrals from 2024 and higher sustaining spending at the operations.
  Total growth capital expenditures are expected to be $205 million in 2025 as Hudbay reinvests in several high-return growth projects in 2025 to deliver increased copper exposure. This includes $55 million for mill throughput improvement projects in British Columbia, $25 million for mill throughput improvement projects in Peru and $65 million for Copper World de-risking activities and feasibility studies.
  Exploration expenditures are expected to total $40 million in 2025 as the company continues to execute the large multi-year exploration program in the Snow Lake region, which continues to be partially funded by critical minerals premium flow-through financing that was completed in the fourth quarter.

TSX, NYSE - HBM 2025 No. 5

Summary of Fourth Quarter Results

Consolidated copper production of 43,262 tonnes in the fourth quarter of 2024 was in line with quarterly production cadence and represented a significant increase of 38% from the third quarter of 2024. Consolidated gold production of 94,161 ounces significantly exceeded expectations and represented an increase of 6% from the third quarter of 2024. Consolidated silver production was 1,311,658 ounces in the quarter, a 33% increase from the third quarter of 2024, while consolidated zinc production was 8,385 tonnes, in line with the prior quarter. The increase in production was primarily due to higher grades in Peru and continued strong gold production in Manitoba.

Cash generated from operating activities of $238.1 million increased by $91.9 million in the fourth quarter of 2024 compared to the third quarter of 2024. Operating cash flow before change in non-cash working capital was $231.5 million during the fourth quarter of 2024, reflecting an increase of $45.2 million from the third quarter of 2024. This increase reflects higher copper and gold sales volumes driven by higher grades in Peru and continued strong gold production in Manitoba.

Net earnings attributable to owners in the fourth quarter of 2024 was $21.2 million, or $0.05 per share, compared to $49.8 million, or $0.13 per share in the third quarter of 2024. The fourth quarter of 2024 was impacted by various non-cash charges for foreign exchange losses, write-offs of previously capitalized PP&E and revaluation of share-based compensation due to a higher share price.

Adjusted net earnings attributable to ownersi and adjusted net earnings per share attributable to ownersi were $70.3 million and $0.18 per share, respectively, in the fourth quarter of 2024, after adjusting for items on a pre-tax basis such as a non-cash $17.4 million foreign exchange loss, a $14.1 million write-down of PP&E, a $10.3 million mark-to-market revaluation gain on various instruments such as unrealized strategic copper hedges, investments and stock based compensation, and a non-cash loss of $2.5 million related to a quarterly revaluation of a closed site environmental reclamation provision, among other items. This compares to adjusted net earnings attributable to ownersi of $50.3 million, or $0.13 per share, in the third quarter of 2024.

In the fourth quarter, adjusted EBITDAi was $257.3 million, a 25% increase compared to $206.2 million in the third quarter of 2024 as higher copper and gold grades led to increased sales volumes. Sales volumes would have been even higher in the fourth quarter of 2024 if excess copper concentrate in Peru was sold. Copper concentrate inventory levels totaled approximately 30,000 wet metric tonnes in Peru at the end of the quarter, higher than normal levels of 15,000 wet metric tonnes because of the strong production ramp-up late in the year. The excess copper concentrate in Peru is expected to be sold in the first quarter of 2025.

In the fourth quarter of 2024, consolidated cash costi per pound of copper produced, net of by-product credits, was $0.45 compared to $0.18 in the third quarter of 2024, as higher copper production more than offset higher mining, milling and general and administrative ("G&A") costs in the fourth quarter, but by-product credits were lower on a per pound basis. Consolidated sustaining cash costi per pound of copper produced, net of by-product credits, was $1.37 in the fourth quarter of 2024 compared to $1.71 in the third quarter of 2024, with the decrease driven by strong cost control and lower sustaining capital expenditures in the fourth quarter.

Consolidated all-in sustaining cash costi per pound of copper produced, net of by-product credits, was $1.53 in the fourth quarter of 2024, lower than $1.95 in the third quarter of 2024 mainly due to the same reason outlined above as well as lower corporate G&A and regional cost in the fourth quarter.

As at December 31, 2024, total liquidity was $1,007.8 million, including $541.8 million in cash and cash equivalents, $40.0 million in short-term investments as well as undrawn availability of $426.0 million under the company's revolving credit facilities. Net debti declined to $525.7 million at the end of 2024 compared to $1,037.7 million at the end of 2023.

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Summary of Full Year Results

Hudbay achieved its 2024 consolidated production guidance for all metals and significantly exceeded the 2024 production guidance for gold. On a business unit stand-alone basis, Peru exceeded the top end of the gold production guidance and achieved the guidance ranges for all other metals. Manitoba exceeded the top end of the gold and copper guidance ranges and achieved the guidance ranges for all other metals. In British Columbia, production of gold was within the guidance range, whereas copper production was below the low end of guidance range as a result of lower grades in stockpiled ore and reduced throughput during the mill stabilization period.

Consolidated copper, gold and silver production for the full year 2024 increased by 5%, 7% and 11%, respectively, compared to the same period in 2023 primarily due to the incremental production from Copper Mountain and higher throughput and operating performance in Manitoba.

Cash generated from operating activities increased to $666.2 million in 2024 from $476.9 million in 2023. Operating cash flow before change in non-cash working capital increased to a record $691.1 million in 2024 from $570.0 million in 2023. The increase in operating cash flow before changes in working capital was primarily the result of higher metal prices and gold sales volumes, as well as the incremental contribution margin from the Copper Mountain mine. This was partially offset by a significant increase in cash taxes paid of $132.5 million in 2024, compared to $54.8 million in 2023, mainly at the Peru operations.

Net earnings attributable to owners for 2024 was $76.7 million, or $0.20 per share, compared to $66.4 million, or $0.22 per share, in 2023. Full year 2024 net earnings were positively impacted by increases in sales volumes and higher realized prices for all metals partially offset by various non-cash charges related to foreign exchange losses, write-offs of previously capitalized PP&E, mark-to-market revaluation losses on various instruments such as unrealized strategic copper hedges, investments and share-based compensation and higher mining and income tax expenses.

Adjusted net earnings attributable to ownersi and adjusted net earnings per share attributable to ownersi for 2024 were $181.4 million and $0.48 per share, respectively, after adjusting for items on a pre-tax basis such as a $27.4 million write-down of PP&E, a $27.1 million mark-to-market revaluation loss on various instruments such as the gold prepayment liability, unrealized strategic copper and gold hedges, investments and stock based compensation, a non-cash $21.0 million foreign exchange loss and a non-cash gain of $3.5 million related to the revaluation of a closed site environmental reclamation provision, among other items. This compares to adjusted net earnings attributable to ownersi and net earnings per share attributable to ownersi of $69.0 million and $0.23 per share in 2023.

Adjusted EBITDAi was $822.5 million in 2024, a 27% increase compared to $647.8 million in 2023. The increase is the result of higher realized metal prices and higher sales volumes during the year.

Consolidated cash costi per pound of copper produced, net of by-product credits, was $0.46, compared to $0.80 in 2023, which outperformed the twice-improved 2024 annual cost guidance. The improvement was mainly the result of higher copper production and higher gold by-product credits, partially offset by higher mining, milling and G&A costs. Consolidated sustaining cash costi per pound of copper produced, net of by-product credits, of $1.62 in 2024 decreased from $1.72 in 2023 due to the same reasons outlined above partially offset by higher cash sustaining capital expenditures.

Consolidated all-in sustaining cash costi per pound of copper produced, net of by-product credits, was $1.88 in 2024, slightly lower than $1.92 in 2023 as a result of the same reasons outlined above, partially offset by higher corporate selling and administrative costs primarily due to a revaluation of share-based compensation associated with a higher share price.

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Consolidated Financial Condition (in $ millions, except net debt to adjusted EBITDA ratio)	Dec. 31, 2024	Sep. 30, 2024	Dec. 31, 2023
Cash and cash equivalents and short-term investments	581.8	483.3	249.8
Total long-term debt	1,107.5	1,108.9	1,287.5
Net debt[1]	525.7	625.6	1,037.7
Working capital[2]	511.3	434.3	135.8
Total assets	5,487.6	5,508.1	5,312.6
Equity[3]	2,553.2	2,537.8	2,096.8
Net debt to adjusted EBITDA1,[4]	0.6	0.7	1.6

1 Net debt and net debit to adjusted EBITDA are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

2 Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated financial statements.

3 Equity attributable to owners of the company.

4 Net debt to adjusted EBITDA for the 12 month period.

Consolidated Financial Performance	Three Months Ended			Year Ended
(in $ millions)	Dec. 31, 2024	Sep. 30, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Revenue	584.9	485.8	602.2	2,021.2	1,690.0
Cost of sales	400.5	346.0	405.4	1,467.4	1,297.5
Earnings before tax	103.7	79.7	81.0	251.6	151.8
Net earnings	19.3	50.4	33.5	67.8	69.5
Net earnings attributable to owners	21.2	49.8	30.7	76.7	66.4
Basic and diluted attributable earnings per share	0.05	0.13	0.10	0.20	0.22
Adjusted earnings attributable per share[1]	0.18	0.13	0.20	0.48	0.23
Operating cash flow before change in non-cash working capital	231.5	186.3	246.5	691.1	570.0
Adjusted EBITDA[1]	257.3	206.2	274.4	822.5	647.8

[1] Adjusted earnings attributable per share and adjusted EBITDA are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section.

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Consolidated Production and Cost Performance[5]		Three Months Ended			Year Ended
		Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,
		2024	2024	2023	2024	2023[4]
Contained metal in concentrate and doré produced[1]
Copper	tonnes	43,262	31,354	45,450	137,943	131,691
Gold	ounces	94,161	89,073	112,776	332,240	310,429
Silver	ounces	1,311,658	985,569	1,197,082	3,983,851	3,575,234
Zinc	tonnes	8,385	8,069	5,747	33,339	34,642
Molybdenum	tonnes	195	362	397	1,323	1,566
Payable metal sold
Copper	tonnes	37,927	27,760	44,006	125,094	124,996
Gold[2]	ounces	92,734	73,232	104,840	335,342	276,893
Silver[2]	ounces	1,150,518	663,413	1,048,877	3,549,816	3,145,166
Zinc	tonnes	5,261	8,607	7,385	25,120	28,799
Molybdenum	tonnes	182	343	468	1,287	1,462
Consolidated cash cost per pound of copper produced[3]
Cash cost	$/lb	0.45	0.18	0.16	0.46	0.80
Sustaining cash cost	$/lb	1.37	1.71	1.09	1.62	1.72
All-in sustaining cash	$/lb	1.53	1.95	1.31	1.88	1.92

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

2 Includes total payable gold and silver in concentrate and in doré sold.

3 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, gold cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

4 As Copper Mountain was acquired on June 20, 2023, the production from the Copper Mountain mine included in these consolidated figures for the year ended December 31, 2023, represents the period from acquisition date, June 20, 2023, through to year end December 31, 2023.

5 Includes 100% of Copper Mountain mine production. Hudbay owns 75% of Copper Mountain mine.

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Peru Operations Review

Peru Operations		Three Months Ended			Year Ended
		Dec. 31, 2024	Sep. 30, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Constancia ore mined[1]	tonnes	4,186,058	3,022,931	973,176	15,046,190	9,265,954
Copper	%	0.40	0.36	0.30	0.34	0.32
Gold	g/tonne	0.04	0.04	0.04	0.04	0.04
Silver	g/tonne	3.88	3.20	2.26	3.08	2.53
Molybdenum	%	0.02	0.02	0.01	0.01	0.01
Pampacancha ore mined[1]	tonnes	4,037,264	1,777,092	5,556,613	9,317,499	14,756,416
Copper	%	0.63	0.48	0.56	0.55	0.51
Gold	g/tonne	0.38	0.27	0.32	0.32	0.33
Silver	g/tonne	6.43	6.23	4.84	5.61	4.28
Molybdenum	%	0.00	0.01	0.01	0.01	0.01
Total ore mined	tonnes	8,223,322	4,800,023	6,529,789	24,363,689	24,022,370
Strip ratio[2]		1.22	2.62	1.26	1.78	1.51
Ore milled	tonnes	7,999,453	8,137,248	7,939,044	31,933,624	30,720,929
Copper	%	0.48	0.32	0.48	0.36	0.39
Gold	g/tonne	0.20	0.11	0.25	0.14	0.16
Silver	g/tonne	5.28	3.70	4.20	3.84	3.62
Molybdenum	%	0.01	0.01	0.01	0.01	0.01
Copper recovery	%	87.8	82.6	87.4	85.0	84.2
Gold recovery	%	73.3	68.1	77.6	70.7	71.8
Silver recovery	%	71.4	67.0	78.0	68.8	70.0
Molybdenum recovery	%	37.1	39.0	33.6	41.7	35.8
Contained metal in concentrate
Copper	tonnes	33,988	21,220	33,207	99,001	100,487
Gold	ounces	38,079	20,331	49,418	98,226	114,218
Silver	ounces	969,502	648,209	836,208	2,708,262	2,505,229
Molybdenum	tonnes	195	362	397	1,323	1,566
Payable metal sold
Copper	tonnes	28,775	18,803	31,200	88,138	96,213
Gold	ounces	37,459	9,795	38,114	103,364	97,176
Silver	ounces	824,613	365,198	703,679	2,343,820	2,227,419
Molybdenum	tonnes	182	343	468	1,287	1,462
Combined unit operating cost[3,4]	$/tonne	15.25	12.78	12.24	12.91	12.47
Cash cost[4]	$/lb	1.00	1.80	0.54	1.18	1.07
Sustaining cash cost[4]	$/lb	1.48	2.78	1.21	1.86	1.81

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 Reflects combined mine, mill and G&A costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Combined unit operating cost, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

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During the fourth quarter of 2024, the Peru operations produced 33,988 tonnes of copper, 38,079 ounces of gold, 969,502 ounces of silver and 195 tonnes of molybdenum. Production of copper, gold and silver significantly increased by 60%, 87% and 50%, respectively, compared to the third quarter of 2024. This significant increase was a result of higher grades from Pampacancha as the planned stripping program was successfully completed in the third quarter, as well as a larger portion of ore mill feed coming from Pampacancha.

Full year copper, silver and molybdenum production in 2024 achieved the annual guidance ranges, and gold production exceeded the upper end of the guidance range by 6%. Full year production of copper, gold and molybdenum in 2024 was 99,001 tonnes, 98,226 ounces, and 1,323 tonnes, respectively, representing a decrease of 1%, 14% and 16%, respectively, from 2023 primarily due to lower grades since more material was mined from Constancia and reclaimed from the stockpile compared with the prior year, partially offset by higher throughput. Production of silver was 2,708,262 ounces, representing an increase of 8% from the comparative 2023 period due to higher silver grades from Pampacancha.

Total ore mined in the fourth quarter of 2024 increased 71% compared to the third quarter of 2024, in line with the mine plan as the team completed the planned stripping program at Pampacancha in late September. Ore mined from Pampacancha increased to 4.0 million tonnes in the fourth quarter of 2024 following the stripping program to enable access to higher copper and gold grade ore of 0.63% and 0.38 grams per tonne, respectively. Full year ore mined in 2024 was slightly higher than 2023 despite periods of intensive stripping in 2024, primarily as a result of the effective use of mobile equipment and higher fleet availability.

Peru operations continued to benefit from strong and consistent mill throughput in 2024, averaging approximately 87,000 tonnes processed per day in the fourth quarter and full year of 2024. Ore milled during the fourth quarter of 2024 was 2% lower than the third quarter, mainly due to a planned semi-annual mill maintenance shutdown in the fourth quarter. Milled copper, gold and silver grades increased by 50%, 82% and 43%, respectively, in the fourth quarter compared to the third quarter of 2024, as a result of the higher-grade ore feed from Pampacancha. Milled gold grades were better than expected as additional gold benches in the Pampacancha pit were mined during the fourth quarter of 2024, ahead of schedule.

The Constancia mill achieved record copper recoveries of 88% in the fourth quarter of 2024, higher than the previous record of 87% achieved in the fourth quarter of 2023. Recoveries of gold and silver during the fourth quarter of 2024 were 73% and 71%, respectively, representing an increase of 8% and 7%, respectively, compared to the third quarter of 2024 and remained in line with the metallurgical models for the ore types that were being processed.

Combined mine, mill and G&A unit operating costi in the fourth quarter of 2024 was $15.25 per tonne, 19% higher than the third quarter primarily due to higher mining and milling costs and higher G&A costs including profit sharing, in addition to lower tonnes processed with the planned semi-annual mill maintenance shutdown in the fourth quarter. Combined mine, mill and G&A unit operating costs for the full year were $12.91 per tonne, compared to $12.47 per tonne in 2023, as higher mining and G&A costs were partially offset by higher throughput and slightly lower milling costs.

Cash costi per pound of copper produced, net of by-product credits, in the fourth quarter of 2024 was $1.00, a 44% decrease compared to $1.80 in the third quarter of 2024 as a result of higher copper production and higher by-product credits, partially offset by higher mining, milling and G&A costs. Full year 2024 cash costi per pound of copper produced, net of by-product credits, of $1.18 better than expected and outperformed the low end of the cost guidance range by 6%.

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Sustaining cash costi per pound of copper produced, net of by-product credits, was $1.48 in the fourth quarter of 2024, a 47% decrease compared to $2.78 in the third quarter as a result of similar factors affecting cash cost and lower sustaining capital expenditures. On a full year basis, sustaining cash costi per pound of copper produced, net of by-products credits, was $1.86, marginally above $1.81 in 2023, due to the same reasons described for the cash cost variance over the full year period.

Approximately 30,000 wet metric tonnes of copper concentrate in Peru were unsold as of December 31, 2024, which is approximately 15,000 wet metric tonnes above normal levels and resulted from the strong production ramp-up that occurred late in the quarter. The excess copper concentrate is expected to be sold in the first quarter of 2025.

The company continues to evaluate opportunities to further increase mill throughput after the Peruvian Ministry of Energy and Mines approved a regulatory change in June 2024 to allow mining companies in Peru to increase throughput by up to 10% above permitted levels.

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Manitoba Operations Review

Manitoba Operations		Three Months Ended			Year Ended
		Dec. 31, 2024	Sep. 30, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Lalor
Ore mined	tonnes	422,454	411,295	372,384	1,626,935	1,526,729
Gold	g/tonne	4.61	5.45	5.92	4.68	4.74
Copper	%	0.95	0.91	1.04	0.85	0.86
Zinc	%	2.95	2.73	2.20	2.84	3.00
Silver	g/tonne	31.91	30.45	28.92	27.14	24.51
New Britannia
Ore milled	tonnes	185,592	191,298	165,038	715,198	596,912
Gold	g/tonne	5.99	6.77	8.03	6.29	6.76
Copper	%	1.17	0.93	1.46	1.04	1.03
Zinc	%	1.08	1.12	0.85	0.99	0.84
Silver	g/tonne	33.97	30.24	27.97	27.78	25.11
Gold recovery[1]	%	90.2	90.0	89.0	89.7	88.6
Copper recovery	%	91.3	92.8	91.6	93.6	93.3
Silver recovery[1]	%	79.6	79.9	83.2	80.9	81.5
Stall Concentrator
Ore milled	tonnes	222,004	222,621	228,799	893,510	965,567
Gold	g/tonne	3.36	4.23	4.22	3.42	3.45
Copper	%	0.73	0.89	0.73	0.71	0.74
Zinc	%	4.62	4.12	3.20	4.33	4.36
Silver	g/tonne	29.90	30.20	28.63	26.54	24.19
Gold recovery	%	69.6	70.5	67.5	68.6	64.8
Copper recovery	%	84.4	88.3	92.0	87.4	90.4
Zinc recovery	%	81.7	88.1	78.5	86.2	82.2
Silver recovery	%	55.1	57.8	61.8	56.8	61.4
Total contained metal in concentrate and doré[2]
Gold	ounces	51,438	62,468	59,863	214,225	187,363
Copper	tonnes	3,347	3,398	3,735	12,536	12,154
Zinc	tonnes	8,385	8,069	5,747	33,339	34,642
Silver	ounces	283,223	281,397	255,579	995,090	851,723
Total payable metal sold
Gold	ounces	50,239	57,238	63,635	212,243	171,297
Copper	tonnes	3,321	2,931	3,687	11,602	10,708
Zinc	tonnes	5,261	8,607	7,385	25,120	28,779
Silver	ounces	282,158	244,974	246,757	956,460	728,304
Combined unit operating cost[3],[4]	C$/tonne	233	211	216	226	217
Gold cash cost[4]	$/oz	607	372	434	606	727
Gold sustaining cash cost[4]	$/oz	908	553	788	868	1,077

1 Gold and silver recovery includes total recovery from concentrate and doré.

2 Metal reported in concentrate is prior to deductions associated with smelter terms.

3 Reflects combined mine, mill and G&A costs per tonne of ore milled.

4 Combined unit operating cost, cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

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The Snow Lake operations continued to deliver strong operational performance during the fourth quarter of 2024, exceeding expectations in both production and efficiency. Record annual gold production of 214,225 ounces in 2024 was achieved through a combination of higher metallurgical recoveries at the New Britannia and Stall mills, despite processing lower gold grades year-over-year, and the strategic allocation of more gold ore feed to the New Britannia mill. This success reflects the positive impact of ongoing continuous improvement initiatives.

The Manitoba operations produced 51,438 ounces of gold, 3,347 tonnes of copper, 8,385 tonnes of zinc and 283,223 ounces of silver during the fourth quarter of 2024. Compared to the third quarter of 2024, zinc and silver increased by 4% and 1%, respectively, while production of gold and copper declined by 18% and 2%, respectively, from the record levels achieved in the third quarter. For the full year 2024, production of gold, copper and silver increased by 14%, 3% and 17%, respectively, compared to 2023 mainly due to higher production from gold and copper-gold zones and better than expected gold grades. Zinc production in 2024 decreased by 4%, aligned with forecasted production and the strategy to mine more gold ore at Lalor. Full year 2024 gold and copper production both exceeded the upper end of the guidance range by 7% and 4%, respectively. Zinc production was in line with the annual guidance range, whereas silver production was at the top end of guidance range.

The Lalor mine achieved strong production results in the fourth quarter, achieving an average of 4,600 tonnes per day, marking the highest quarterly ore production in 2024. Total ore mined in the fourth quarter of 2024 was 3% higher than the third quarter of 2024, and total ore mined in the full year 2024 was 7% higher than the prior year. The operations saw significant improvements in ore production and precious metal grade quality throughout 2024. These changes align with improvements in mining techniques, most notably in longhole muck fragmentation, and anticipated higher grade precious metal sequences. Gold grades of 4.61 grams per tonne in the fourth quarter of 2024 and 4.68 grams per tonne in the full year 2024 were better than expected.

The New Britannia mill had another quarter of exceptional performance with the mill operating consistently above nameplate capacity, achieving an average throughput of approximately 2,020 tonnes per day in the fourth quarter of 2024. Plant availability remained strong, supported by ongoing low-capital projects aimed at further increasing throughput while maintaining targeted gold recoveries of 90%. New Britannia recoveries of gold and silver in the fourth quarter of 2024 were 90% and 80%, respectively, consistent with the prior quarter. Copper recovery in the fourth quarter of 2024 was 91%, slightly lower than the copper recoveries in the third quarter of 2024 with lower copper grade feed directed to New Britannia. Full year 2024 total ore milled at New Britannia was 20% higher than 2023, reflecting the consistently strong performance throughout 2024 as a result of continuous improvement efforts.

At the Stall mill, there was a slight reduction in throughput as more ore was diverted to New Britannia. Benefits from recent recovery improvement programs continue to be realized with gold recoveries exceeding prior year figures. The lower throughput at Stall is aligned with the company's strategy to allocate more Lalor ore feed to New Britannia, as noted above. The Stall mill achieved gold recoveries of 70% in the fourth quarter, reflecting benefits from recent recovery improvement programs, and consistent with the third quarter of 2024.

Combined mine, mill and G&A unit operating costi was C$233 per tonne in the fourth quarter of 2024 and C$226 per tonne in the full year 2024, which increased by 4% compared to 2023. The marginal increase in operating costs year-over-year was largely the result of more tonnes being processed at New Britannia compared to Stall which operates at a lower cost per unit.

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Manitoba's cash costi per ounce of gold produced, net of by-product credits, in the fourth quarter of 2024 was $607, an increase compared to the third quarter of 2024, primarily due to lower gold production and higher profit sharing costs but remained better than expected as a result of continued operating efficiencies and focus on strong cost control. Cash costi per ounce of gold produced, net of by-product credits, for the full year 2024 was $606 per ounce, a 17% decrease from 2023 primarily due to higher gold production and by-product credits, partially offset by higher mining, milling and G&A costs resulting from higher employee profit sharing costs.

Sustaining cash costi per ounce of gold produced, net of by-product credits, in the fourth quarter of 2024 was $908, an increase from the third quarter of 2024, primarily due to the same factors affecting cash cost and higher sustaining capital costs during the quarter. Annual sustaining cash costi per ounce of gold produced, net of by-product credits, was $868 per ounce in 2024, a decrease of 19% from 2023 primarily due to the same factors affecting cash cost, together with lower sustaining capital expenditures compared to the prior year.

Progress on the 1901 deposit continued via the exploration drift and the recently started haulage drift, which achieved high advance rates in the fourth quarter of 2024, laying the groundwork to support full production from the 1901 deposit by 2027. With the drifts performing well, mining of first ore is scheduled for the second quarter of 2025.

The Manitoba business unit continues to prioritize strong relationships with Indigenous communities. Several meetings with Indigenous Nations were held to discuss future exploration and geophysical programs within their Traditional Territories. To date, Hudbay has received letters of support for geophysical programs, and positive progress is being made in negotiating exploration agreements. In February 2025, Hudbay signed its first-ever exploration agreement with the Kiciwapa Cree Nation.

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British Columbia Operations Review

British Columbia Operations[5]	Three Months Ended				Year Ended[5]
		Dec. 31, 2024	Sep. 30, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Ore mined[1]	tonnes	2,374,044	3,098,863	2,627,398	11,360,125	6,975,389
Strip ratio[2]		7.36	6.05	5.34	5.98	3.82
Ore milled	tonnes	2,880,927	3,363,176	3,261,891	12,656,679	6,862,152
Copper	%	0.26	0.24	0.33	0.25	0.35
Gold	g/tonne	0.09	0.09	0.06	0.08	0.07
Silver	g/tonne	0.92	0.73	1.36	0.96	1.36
Copper recovery	%	79.5	84.1	78.8	82.4	79.7
Gold recovery	%	55.8	67.3	54.1	60.5	55.9
Silver recovery	%	69.0	71.2	73.8	71.8	73.0
Total contained metal in concentrate
Copper	tonnes	5,927	6,736	8,508	26,406	19,050
Gold	ounces	4,644	6,274	3,495	19,789	8,848
Silver	ounces	58,933	55,963	105,295	280,499	218,282
Total payable metal sold
Copper	tonnes	5,831	6,026	9,119	25,354	18,075
Gold	ounces	5,036	6,199	3,091	19,735	8,420
Silver	ounces	43,747	53,241	98,441	249,536	189,443
Combined unit operating cost[3,4]	C$/tonne	23.22	15.58	20.90	20.39	21.38
Cash cost[4]	$/lb	3.00	1.81	2.67	2.74	2.49
Sustaining cash cost[4]	$/lb	5.76	5.06	3.93	5.29	3.41

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 Reflects combined mine, mill and G&A costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Combined unit operating cost, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

5 Includes 100% of Copper Mountain mine production, Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, the December 31, 2023 annual figures in the table above represents the period from the acquisition date, through to the end of the fourth quarter of 2023.

Since acquiring Copper Mountain in June 2023, Hudbay has been focused on advancing operational stabilization plans, including opening up the mine by re-activating the full mining fleet, adding additional haul trucks, adding additional mining faces, optimizing the ore feed to the plant and implementing plant improvement initiatives that mirror Hudbay's successful processes at Constancia. These stabilization plans have successfully increased the total tonnes moved and resulted in stronger mill performance as demonstrated by high mill availability of 92% and copper recoveries of 82% in 2024, compared to 85% and 80%, respectively, in 2023.

During the fourth quarter of 2024, the British Columbia operations produced 5,927 tonnes of copper, 4,644 ounces of gold and 58,933 ounces of silver. Copper and gold production declined by 12% and 26% respectively, while silver production increased 5% compared to the third quarter of 2024, impacted by lower mill throughput as a result of planned and unplanned maintenance shutdowns. For the full year 2024, production of copper, gold and silver was 26,406 tonnes, 19,789 ounces and 280,499 ounces, respectively. Full year 2024 gold production was in line with the annual guidance range, whereas copper and silver production were below the guidance ranges for each metal primarily as a result of lower grades in stockpiled ore and lower throughput during the ramp-up of stabilization and optimization efforts throughout the year.

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Total ore mined at Copper Mountain in the fourth quarter of 2024 was 2.4 million tonnes, a decrease of 23% compared to the third quarter of 2024 as ore stockpiles were utilized as ore feed to the mill while the mine operation team increased waste stripping activities. Total material moved of 21.4 million tonnes in the quarter, continues to be at elevated levels with the execution of the three-year accelerated stripping program to access higher head grades. The focus in the fourth quarter of 2024 was on mining efficiencies and operator recruitment to effectively utilize the available haul truck fleet. As a result, total material moved is expected to increase in 2025 as per the mine plan.

The mill processed 2.9 million and 12.7 million tonnes of ore during the fourth quarter and the year ended December 31, 2024, respectively. Ore processed in the fourth quarter of 2024 was 14% lower than the third quarter of 2024, limited by both planned and unplanned maintenance in the fourth quarter as well as elevated clay material impacting the secondary crushing circuit. In the fourth quarter of 2024, a number of initiatives were advanced to address these issues and other identified constraints to improve throughput to targeted levels. Several mill initiatives have been implemented in 2024, including, recovery improvements, reprogramming the mill expert system, installation of advanced semi-autogenous grinding control instrumentation, redesigned SAG liner package and updated operational procedures intended to remove magnetite from the pebble stream. Progressive improvements are expected to continue through 2025.

Milled copper grades during the fourth quarter of 2024 were higher than the third quarter of 2024 but were impacted by the operation continuing to draw on lower grade stockpiled ore. Copper recoveries of 79.5% were slightly lower than the prior quarter, impacted by the ramp-up periods following the planned and unplanned maintenance shutdowns. Full year 2024 copper recoveries of 82.4% were higher than 2023 and exceeded the mine plan expectations, despite processing lower grades, as the operations improved the regrind circuit constraint and implemented the flotation operational strategy improvements, including reagent selection and dose modification.

Combined mine, mill and G&A unit operating costi in the fourth quarter of 2024 was C$23.22 per tonne milled, higher than in the third quarter of 2024 primarily due to lower ore milled as a result of the previously mentioned planned and unplanned maintenance activities. For the full year 2024, combined mine, mill and G&A unit operating costi was C$20.39 per tonne milled, an improvement from C$21.38 per tonne milled in the second half of 2023.

Cash costi and sustaining cash costi per pound of copper produced, net of by-product credits, in the fourth quarter of 2024 were $3.00 and $5.76, respectively, higher than the third quarter of 2024 largely due to lower copper production and higher mining and milling costs. Full year cash costi and sustaining cash costi per pound of copper produced, net of by-product credits, was $2.74 and $5.29, respectively in 2024. Full year cash cost was above the higher end of the cost guidance range driven by lower copper production as mentioned above.

At Copper Mountain in 2025, efforts will be focused on optimizing the operation. Mining activities will continue to execute the three-year accelerated stripping program intended to bring higher grade ore into the mine plan. In January, the company completed feasibility engineering to debottleneck and increase the nominal plant capacity to its permitted capacity of 50,000 tonnes per day earlier than contemplated in the most recent technical report. Further details on 2025 plans are outlined in the annual guidance section below.

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Significant Debt Reduction and Transformed Balance Sheet

The company took several prudent measures in 2024 to significantly improve the strength of the balance sheet and improve financial flexibility, including a total of $245 million of combined debt repayments and gold prepayment liability reductions:

  In May 2024, Hudbay completed a successful equity offering issuing common shares for gross proceeds of $402.5 million, resulting in net proceeds of $386.2 million after transaction costs.
  Repurchased and retired a total of $82.6 million of senior unsecured notes during the year.
  Repaid $100 million of prior drawdowns under the revolving credit facilities during the year.
  Fully repaid the gold prepay facility, with $62.3 million in gold deliveries in 2024 and the final payment completed in August.
  In November, the company proactively extended its senior secured revolving credit facilities by three years from October 2025 to November 2028 and negotiated the flexibility to leave the 4.50% 2026 senior unsecured notes outstanding to maturity as Copper World advances towards a sanctioning decision in accordance with the 3-P plan. The newly extended $450 million revolving credit facilities include an improved pricing grid reflecting the enhanced financial position of Hudbay and feature an opportunity to increase the facility by an additional $150 million at its discretion during the four-year tenor, providing additional financial flexibility.

Hudbay has successfully delivered six consecutive quarters of meaningful free cash flow generation as a result of recent brownfield investments, continuous operational improvement efforts and steady cost control across the business. As a result of the continued cash flow generation and the deleveraging efforts, the company has substantially reduced net debt to $525.7 million as of December 31, 2024, as compared to $1,037.7 million at the end of 2023. The net debt reduction, together with higher levels of adjusted EBITDAi over the last twelve months, has significantly improved the company's net debt to adjusted EBITDA ratioi to 0.6x compared to 1.6x at the end of 2023.

Copper World Permitting Completed

On January 2, 2025, Hudbay received the Air Quality Permit for the Copper World project from the Arizona Department of Environmental Quality ("ADEQ"). The issuance of this permit is a significant milestone in the advancement of the project as it is the final major permit required for the development and operation of Copper World. Copper World is expected to produce 85,000 tonnes of copper per year over an initial 20-year mine life.

Hudbay has now received all three key state permits required for Copper World development and operation:

  Mined Land Reclamation Plan - Completed - the Mined Land Reclamation Plan was initially approved by the Arizona State Mine Inspector in October 2021 and was subsequently amended and approved to reflect a larger private land project footprint. This approval was challenged in state court, but the challenge was dismissed in May 2023.
  Aquifer Protection Permit - Completed - the Aquifer Protection Permit was received on August 29, 2024 from the ADEQ following a robust process that included detailed analysis by the agency and Hudbay, along with a public comment period that was completed in the second quarter of 2024.
  Air Quality Permit - Completed - the Air Quality Permit was received on January 2, 2025 from the ADEQ following a similarly robust process, including a public comment period that concluded in the third quarter of 2024. An administrative appeal was filed by certain opponents in late January, as expected, and the company is confident the permit will be upheld, similar to the project's other state-level permits.

Hudbay received the Aquifer Protection Permit and Air Quality Permit on schedule after a thorough public consultation process, and it is pleased with the level of local support it has received. The company looks forward to providing significant benefits for the community and local economy in Arizona. Once in production, Copper World is expected to be a meaningful copper producer in the U.S. domestic copper supply chain, which will be required to help secure growing U.S. metal demand related to increased manufacturing capacity, infrastructure development, increased energy independence, domestic battery supply chain and strengthening the nation's security.

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Now that the major permits for Copper World have been received, Hudbay commenced a minority joint venture partner process early in 2025. It is anticipated that any minority joint venture partner would participate in the funding of definitive feasibility study activities in 2025 as well as in the final project design and construction for Copper World.

The sanctioning of Copper World is not expected until 2026 based on current estimated timelines.

Bolstering Technical Capabilities

As Hudbay advances its numerous brownfield and greenfield growth opportunities within its portfolio, the company has enhanced the senior management team with additional technical expertise and expanded the U.S. team to build bench strength and establish key leadership positions.

Hudbay's Senior Vice President of the U.S. Business Unit, Javier Del Rio, has been focusing his time solely on leading the Copper World project, leveraging his project development and operational expertise as the former head of Hudbay's South America Business Unit where he oversaw the development and operation of the company's flagship Constancia mine in Peru. In addition, Warren Flannery, Hudbay's Vice President of Business Planning and Reclamation, relocated to Arizona in September 2024 to take on the role of Vice President of Copper World. In his new role, Mr. Flannery is leading the operational readiness of Copper World as the company advances through definitive feasibility study activities in 2025.

Adding to the U.S. expertise, in August 2024, Hudbay hired Robert Comer as Executive Director, External Affairs & Legal in Arizona. As an experienced attorney, Mr. Comer brings more than 30 years of U.S. permitting and mining law expertise. During his career, Mr. Comer has held senior leadership positions with businesses and the federal government and has successfully advanced numerous resource projects, including through environmental and land use compliance, defending permits through litigation, NEPA permitting and government relations. He is a significant asset to Copper World as Hudbay continues to advance towards a sanctioning decision in 2026.

After receiving all key permits and with feasibility study activities underway, in February 2025, Hudbay added to its U.S. team's project development expertise with the appointment of Kim Hackney as Project Director of Copper World. Mr. Hackney is a project professional with over 40 years of extensive experience in the mining industry having held several roles in project and construction management, including managing owners teams, EPCM projects and self-perform projects. He is recognized in the industry for bringing projects online within budget and on schedule, and his in-depth expertise includes global base and precious metals projects located in North, Central and South America, Canada, Africa, Australia, Indonesia, and Uzbekistan.

Hudbay also appointed John O'Shaughnessy as Vice President, Business Development in February 2025 to provide expert oversight and strategic leadership of the global mine planning process. Mr. O'Shaughnessy has 25 years of mining expertise, including numerous progressive engineering, operational and leadership roles at Vale's mining operations in Ontario and Newfoundland and Labrador. He was most recently the North Atlantic Lead for Vale's Base Metals division where he led and deployed strategic initiatives for the North Atlantic region. His broad technical expertise further augments Hudbay's technical bench strength.

Hudbay Celebrates Major Milestone with Millionth Ounce of Gold Recovered from Lalor Mine

At the end of 2024, Hudbay surpassed a total of one million ounces of gold produced at the Lalor mine in Snow Lake, Manitoba. This milestone reinforces the significant value the company has unlocked by combining its exploration expertise, processing infrastructure and operating efficiency to maximize gold production at the Snow Lake operations. In 2024, the Snow Lake operations achieved record annual gold production, exceeding the top end of the gold production guidance range with 214,225 ounces produced.

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With approximately two million ounces of contained gold in current mineral reserve estimates and another 1.4 million ounces of contained gold in inferred mineral resources, Hudbay expects to continue to unlock significant value in Snow Lake and looks forward to further growing the mineral resource base through regional exploration as it continues to execute one of the largest exploration programs in Snow Lake operating history.

Exploration Update

Large Exploration Drill Program Continues in Snow Lake

In 2024, Hudbay completed the largest exploration program in its history with the goal of extending known mineralization near the Lalor deposit to further extend mine life as well as to find a new anchor deposit within trucking distance of the Snow Lake processing infrastructure. The 2024 program included the largest geophysical program in Hudbay's history in Snow Lake, with surface electromagnetic surveys detecting targets at more than 1,000 metres below surface and covering a 25 square-kilometre area including the Cook Lake claims that had been previously untested by modern deep geophysics.

At Lalor Northwest, follow-up drilling in the second half of 2024 confirmed the potential for a new gold-copper discovery located approximately 400 metres from the existing Lalor underground infrastructure. Several new intersections have helped establish the geometry of this new discovery, and we plan to continue to drill Lalor Northwest in 2025.

At the regional Rail property, which was acquired through the Rockcliff acquisition in 2023, the 2024 drill program yielded new intersections of high-grade copper-gold mineralization. These results will be combined with historical drilling results on the property to update the geological model and assess its economic potential.

2024 drilling at the 1901 deposit from the exploration drift targeted down plunge extensions of the ore body. Five step-out holes were drilled beyond the known extent of the mineralization and all five holes have intersected visible copper-gold mineralization. Additional planned drilling at 1901 in 2025 is expected to confirm and potentially extend the orebody geometry and to convert inferred mineral resources in the gold lenses to mineral reserves.

Hudbay continues to test a very strong deep geophysical anomaly located at Cook Lake North, approximately six kilometres from Lalor with drilling activities continuing throughout the winter season.

Signed Exploration Agreement with First Nations in Manitoba

In February 2025, Hudbay signed its first-ever exploration agreement with the Kiciwapa Cree Nation, reflecting the Company's commitment to meaningful collaboration as the company explores for new mineral resources in the Snow Lake and Flin Flon regions.

Advancing Engineering Work for Flin Flon Tailings Reprocessing

• Zinc Plant Tailings - Metallurgical test work continues following positive results from the initial confirmatory drill program completed in 2024 in the section of the tailings facility that was utilized by the zinc plant for 25 years. The results confirmed the grades of precious metals and critical minerals previously estimated from historical zinc plant records. An early economic study to evaluate the opportunity to reprocess the zinc plant tailings has confirmed the potential for a technically viable reprocessing alternative, and further engineering work is underway.

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• Mill Tailings - The company continues to advance metallurgical test work on the opportunity to reprocess Flin Flon mill tailings where 100 million tonnes of tailings were deposited over 90 years. An early economic study on the mill tailings is planned.

Maria Reyna and Caballito Drill Permits Expected in 2025

Hudbay controls a large, contiguous block of mineral rights with the potential to host mineral deposits in close proximity to the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. The Company commenced early exploration activities at Maria Reyna and Caballito after completing a surface rights exploration agreement with the community of Uchucarcco in August 2022. As part of the drill permitting process, environmental impact assessment applications were submitted for the Maria Reyna property in November 2023 and for the Caballito property in April 2024. The environmental impact assessment (EIA) for Maria Reyna was approved by the government in June 2024 and the Caballito EIA was approved in September 2024. This represents one of several steps in the drill permitting process, which is expected to be completed in 2025.

New Britannia Demonstrates Successful Capital Allocation to Maximize Risk-adjusted Returns

Hudbay has a proven track record of prudently allocating capital to generate the highest risk-adjusted returns as the company executes its growth strategy and advances its world-class asset portfolio. As an example of this success, the company has completed a post-project review of the brownfield investment in the New Britannia mill refurbishment project in 2020 and 2021.

Hudbay acquired the New Britannia mill in 2015 for $12 million as a potential gold processing solution for the high-grade Lalor gold and copper-gold ores by providing additional processing capacity at the Snow Lake operations and allowing the company to achieve higher gold recoveries of approximately 90%, compared to 55% at the existing mill. After completing several economic studies, the refurbishment project construction commenced in early 2020 with an initial capital cost of $115 million and an estimated unlevered IRR of 19%. The initial capital investment was funded by a $115 million low-cost gold prepay facility entered into in May 2020. Project construction was completed on time with mill ramp-up and commissioning achieved in the fourth quarter of 2021. The mill was refurbished with a nameplate design capacity of 1,500 tonnes per day, and has been consistently exceeding performance expectations, achieving throughput levels of 1,650 tonnes per day in 2023 and reaching record throughput levels of over 2,000 tonnes per day in 2024. The project payback was achieved after 2.5 years, and in August 2024, the gold prepay facility was fully repaid, which has increased exposure to the current high gold price environment and further improved cash flows. After three years of operations, the unlevered IRR for the New Britannia gold mill refurbishment project has now increased to 36% after adjusting for the higher production rates, stronger gold prices and current capital and operating costs.

TSX, NYSE - HBM 2025 No. 5

2025 Guidance Reflects Stable Copper and Gold Production, Leading Margins and the Advancement of Many High-return Growth Opportunities

Hudbay's key objectives for 2025 are to:

  Deliver strong copper and gold production levels from diversified operating platform;
  Maintain strong operating cost performance, achieving industry-leading margins;
  Generate strong cash flow to further enhance Hudbay's financial position to reinvest in high-return brownfield projects and unlock industry-leading copper growth pipeline;
  Maintain focus on financial discipline with stringent capital allocation criteria to guide discretionary spending and generate strong returns on invested capital;
  Maintain record performance at the New Britannia mill and continuous improvement initiatives throughout the Snow Lake operations;
  Implement mill optimization projects at Copper Mountain to drive improved operating performance;
  Evaluate the potential to increase mill throughput at Constancia with the installation of a pebble crusher;
  Advance the Copper World project through definitive feasibility studies and the remaining elements of the 3-P plan required for sanctioning, including a potential joint venture partnership;
  Drill the 1901 deposit from the new underground access drift to test for gold and copper extensions and upgrade resources;
  Advance plans to drill the prospective Maria Reyna and Caballito properties near Constancia;
  Execute extensive exploration program on the large land package in Snow Lake to target new discoveries to utilize excess capacity at the Stall mill and further enhance production;
  Advance economic studies for the reprocessing of Flin Flon tailings;
  Explore for new discoveries within trucking distance of the Flin Flon processing facilities as part of the exploration partnership with Marubeni;
  Continue to identify and evaluate opportunities to further reduce greenhouse gas emissions and update corporate targets based on further studies and the Copper Mountain acquisition;
  Assess growth opportunities that meet the company's stringent strategic criteria and allocate capital to pursue those opportunities that create sustainable value for the company and its stakeholders; and
  As always, continue to operate safely and sustainably, aligned with Hudbay's purpose to ensure that the company's activities have a positive impact on its people, its communities and its planet.

TSX, NYSE - HBM 2025 No. 5

Hudbay's annual production and operating cost guidance, along with its annual capital and exploration expenditure forecasts are discussed in detail below.

Production Guidance

Contained Metal in Concentrate and Doré[1]		2025 Guidance	Year Ended Dec. 31, 2024	2024 Guidance
Peru
Copper	tonnes	80,000 - 97,000	99,001	98,000 - 120,000
Gold	ounces	49,000 - 60,000	98,226	76,000 - 93,000
Silver	ounces	2,475,000 - 3,025,000	2,708,262	2,500,000 - 3,000,000
Molybdenum	tonnes	1,300 - 1,500	1,323	1,250 - 1,500

Manitoba
Gold	ounces	180,000 - 220,000	214,225	170,000 - 200,000
Zinc	tonnes	21,000 - 27,000	33,339	27,000 - 35,000
Copper	tonnes	9,000 - 11,000	12,536	9,000 - 12,000
Silver	ounces	800,000 - 1,000,000	995,090	750,000 - 1,000,000

British Columbia[2]
Copper	tonnes	28,000 - 41,000	26,406	30,000 - 44,000
Gold	ounces	18,500 - 28,000	19,789	17,000 - 26,000
Silver	ounces	245,000 - 365,000	280,499	300,000 - 455,000

Total
Copper	tonnes	117,000 - 149,000	137,943	137,000 - 176,000
Gold	ounces	247,500 - 308,000	332,240	263,000 - 319,000
Zinc	tonnes	21,000 - 27,000	33,339	27,000 - 35,000
Silver	ounces	3,520,000 - 4,390,000	3,983,851	3,550,000 - 4,455,000
Molybdenum	tonnes	1,300 - 1,500	1,323	1,250 - 1,500

1 Metal reported in concentrate and doré is prior to refining losses or deductions associated with smelter terms.

2 Represents 100% of the production from the Copper Mountain mine. Hudbay holds a 75% interest in the Copper Mountain mine.

On a consolidated basis, Hudbay successfully achieved its 2024 production guidance for all metals. On a business unit stand-alone basis, Peru exceeded the top end of the gold production guidance range and achieved the guidance ranges for all other metals. Manitoba exceeded the top end of the gold and copper production guidance ranges and achieved the guidance ranges for all other metals. In British Columbia, copper production was below the low end of the guidance range as a result of lower grades in stockpiled ore and reduced throughput during the mill stabilization period, while gold production was within the guidance range.

In 2025, consolidated copper production is forecasted to remain stable with 2024 levels at 133,000 tonnesii. This is a result of slightly lower grades in Peru with a lower portion of ore feed from Pampacancha as it depletes at the end of 2025, offset by higher expected production in British Columbia as a result of mill throughput ramp-up throughout the year and higher expected grades from the accelerated stripping schedule. Consolidated gold production in 2025 is expected to decrease by 16% to 277,750 ouncesii due to the accelerated mining of high-grade gold benches at Pampacancha in 2024 and a focus on high grade gold zones at Lalor in 2024, which resulted in both Peru and Manitoba exceeding the top end of the 2024 gold production guidance ranges.

In Peru, 2025 copper production is expected to be 88,500 tonnesii, a decrease of 11% from 2024 with less mill ore feed coming from Pampacancha in 2025. Gold production is expected to be 54,500 ouncesii, lower than 2024 levels as additional high grade gold benches were mined in late 2024, ahead of schedule, resulting in gold production exceeding 2024 guidance levels. The Pampacancha deposit is now expected to be depleted in early December 2025 as opposed to October 2025, as the mine plan has smoothed Pampacancha production throughout the year. Total mill ore feed from Pampacancha is expected to be approximately 25% in 2025, lower than the typical one-third in prior years as Pampacancha approaches depletion. Peru's 2025 production guidance reflects a period of higher stripping activities at Pampacancha from January until April, as well as regularly scheduled semi-annual mill maintenance shutdowns at Constancia during the second and fourth quarters of 2025.

TSX, NYSE - HBM 2025 No. 5

In Manitoba, 2025 gold production is anticipated to be 200,000 ouncesii, a decrease of 7% from the record levels achieved in 2024. The impressive operating performance is expected to continue into 2025, resulting in new 2025 gold production guidance to be 8% higher than the previous 2025 guidance of 185,000 ouncesii. The production guidance anticipates Lalor operating at 4,500 tonnes per day supplemented by 45,000 tonnes of ore feed from the 1901 deposit in 2025 as the company confirms the optimal mining method. New Britannia mill throughput is expected to continue to exceed expectations and operate at 2,000 tonnes per day in 2025, far exceeding its original design capacity of 1,500 tonnes per day. Zinc production for 2025 is expected to be 24,000 tonnesii, a 28% decline from 2024 due to a lower grade base metal mining sequence at Lalor.

In British Columbia, 2025 copper production is expected to be 34,500 tonnesii, a 31% increase from 2024 as a result of mill throughput ramp-up in the second half of the year from several mill initiatives, including the planned conversion of the third ball mill to a second SAG mill, and higher grades from the accelerated stripping schedule. The mill throughput ramp-up reflects the first half of 2025 at similar throughput levels seen in 2024 with a significant increase in throughput in the second half of 2025 concurrent with the completion of second SAG mill project, ramping up towards 50,000 tonnes per day in 2026.

The company will release updated three-year production outlook together with its annual mineral reserve and resource update in March 2025.

Cash Cost Guidance

Copper remains the primary revenue contributor on a consolidated basis, and therefore, consolidated cost guidance has been presented as cash cost per pound of copper produced, net of by-product credits. The company has also provided cash cost guidance for each of its operations based on their respective primary metal contributors.

Cash cost[1]		2025 Guidance	Year Ended Dec. 31, 2024	2024 Guidance
Peru cash cost per pound of copper[2]	$/lb	1.35 - 1.65	1.18	1.25 - 1.60
Manitoba cash cost per ounce of gold[3]	$/oz	650 - 850	606	700 - 900
British Columbia cash cost per pound of copper[4]	$/lb	2.45 - 3.45	2.74	2.00 - 2.50
Consolidated cash cost per pound of copper	$/lb	0.80 - 1.00	0.46	0.65 - 0.85 Original (1.05-1.25)
Consolidated sustaining cash cost per pound of copper	$/lb	2.25 - 2.65	1.62	1.75 - 2.20 Original (2.00-2.45)

1 Cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, and cash cost per ounce of gold produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

2 Peru cash cost per pound of copper produced, net of by-product credits, assumes by-product credits are calculated using the gold and silver deferred revenue drawdown rates for the streamed ounces in effect on December 31, 2024 and the following commodity prices for 2025: $2,500 per ounce gold, $26.00 per ounce silver and $18.00 per pound molybdenum.

3 Manitoba cash cost per ounce of gold produced, net of by-product credits, assumes by-product credits are calculated using the following commodity prices for 2025: $4.10 per pound copper, $1.20 per pound zinc, $26.00 per ounce silver and an exchange rate of 1.35 C$/US$.

4 British Columbia cash cost per pound of copper produced, net of by-product credits, assumes by-product credits are calculated using the following commodity prices for 2025: $2,500 per ounce gold, $26.00 per ounce silver and an exchange rate of 1.35 C$/US$.

TSX, NYSE - HBM 2025 No. 5

Consolidated cash cost in 2025 is expected to be within $0.80 to $1.00 per pound of copper, net of by-product credits, as the company continues to focus on maintaining strong cost control across the business, driving industry-leading margins. Sustaining cash cost in 2025 is expected to be within $2.25 to $2.65 per pound of copper, net of by-product credits, reflecting slightly lower copper production, lower by-product credits and higher sustaining capital expenditures compared to 2024.

Copper cash cost in Peru is expected to be between $1.35 to $1.65 per pound in 2025, reflecting steady unit operating cost performance, offset by lower copper production and by-product credits compared to 2024.

Gold cash cost in Manitoba is expected to be between $650 to $850 per ounce in 2025, an increase compared to 2024 as a result of lower by-product credits and slightly lower gold production but remains at industry-low levels driving strong margins compared to current gold prices.

Copper cash cost in British Columbia is expected to be between $2.45 to $3.45 per pound in 2025, an increase from 2024 due to higher mining costs related to more material moved as the company executes the planned accelerated stripping program and higher milling costs as it implements the mill improvement projects this year, partially offset by higher copper production.

Capital Expenditure Guidance

Capital Expenditures[1] (in $ millions)	2025 Guidance[5]	Year Ended Dec. 31, 2024	2024 Guidance
Sustaining capital[2]
Peru[3]	170.0	124.4	130.0
Manitoba	60.0	45.6	55.0
British Columbia - sustaining capital	50.0	51.5	35.0
British Columbia - capitalized stripping[3]	85.0	71.6	70.0
Total sustaining capital	365.0	293.1	290.0
Growth capital
Peru	25.0	0.8	2.0
Manitoba[4]	15.0	7.0	10.0
British Columbia	75.0	8.1	5.0
Arizona[6]	90.0	28.9	45.0
Total growth capital	205.0	44.8	62.0
Capitalized exploration	10.0	12.2	8.0
Total	580.0	350.1	360.0

1 Excludes capitalized costs not considered to be sustaining or growth capital expenditures.

2 Sustaining capital guidance excludes right-of-use lease additions, additions as a result of equipment financing arrangements and non-cash deferred stripping.

3 Includes capitalized stripping and development costs.

4 2025 Manitoba growth capital partially funded by approximately $5 million in Canadian Development Expense flow-through financing proceeds (2024 - $3 million).

5 2025 Canadian capital expenditures guidance is converted into U.S. dollars using an exchange rate of 1.35 C$/US$.

6 2024 Arizona growth capital guidance was increased by an additional $25 million, compared to the original 2024 guidance of $20 million, related to early feasibility study work after receipt of the Aquifer Protection Permit in August 2024.

2024 total capital expenditures were $10 million lower than the full year guidance of $360 million as lower growth capital and certain sustaining capital deferrals were partially offset by higher sustaining capital in British Columbia.

TSX, NYSE - HBM 2025 No. 5

2025 total capital expenditures are expected to be $580 million, reflecting an increase in growth capital spend as the company reinvests in several high-return growth projects as well as higher sustaining capital at the operations, including some deferrals from 2024, as discussed below.

Peru 2025 sustaining capital expenditures are expected to increase to $170 million as a result of higher capitalized stripping, mine equipment purchases and capital deferrals from 2024. Peru 2025 growth capital expenditures of $25 million in 2025 relates primarily to the installation of a pebble crusher to increase mill throughput starting in 2026 and other mill optimization initiatives.

Manitoba 2025 sustaining capital expenditures are expected to increase to $60 million primarily as a result of additional underground capitalized development costs. Manitoba 2025 growth capital spending of $15 million relates to the development of the exploration and haulage drifts at the 1901 deposit. The 1901 growth expenditures will be partially funded by $5 million in proceeds from a Canadian Development Expense premium flow-through financing in December 2024. Manitoba spending guidance excludes approximately $15 million of annual care and maintenance costs related to the Flin Flon facilities in 2025, which are expected to be recorded as other operating expenses.

British Columbia 2025 sustaining capital expenditures are expected to remain consistent with 2024 at $50 million for mine and mill equipment capital. In addition, Hudbay expects to spend approximately $85 million for capitalized stripping costs in 2025 related to continued accelerated stripping as part of the three-year stabilization and optimization plan at Copper Mountain. British Columbia 2025 growth capital spending of $75 million includes approximately $55 million for the conversion of the third ball mill to a second SAG mill to increase throughput rates starting in the second half of 2025 and ramping up to 50,000 tonnes per day in 2026.

Arizona 2025 growth capital spending of $90 million includes approximately $65 million in costs related to de-risking activities and definitive feasibility studies for Copper World and approximately $25 million of typical annual holding costs.

Exploration Guidance

Exploration Expenditures (in $ millions)	2025 Guidance	Year Ended Dec. 31, 2024	2024 Guidance
Peru[1]	19.0	19.8	17.0
Manitoba[2]	30.0	26.4	23.0
British Columbia	1.0	1.6	2.0
Arizona and other	-	1.8	1.0
Total exploration expenditures	50.0	49.6	43.0
Capitalized spending	(10.0)	(12.2)	(8.0)
Total exploration expense	40.0	37.4	35.0

1 Peru exploration expenditures exclude approximately $5 million of non-cash amortization of community agreements for exploration properties.

2 Manitoba exploration partially funded by approximately $7 million in Canadian Exploration Expense flow-through financing proceeds for 2025 (2024 - $11 million).

2025 exploration expenditures are expected to total $40 million, in line with 2024 exploration spending as the company continues to execute a multi-year extensive geophysics and drilling program in Snow Lake to extend mine life and explore for new discoveries, as described below.

TSX, NYSE - HBM 2025 No. 5

In Manitoba, 2025 exploration activities will focus on completing the largest geophysics program in Hudbay's history, including 800 kilometres of ground electromagnetic surveys and an extensive airborne geophysics survey. The company plans to complete underground and surface drilling at Lalor to increase mineral resource and reserve estimates, including follow-up drilling at the new Lalor Northwest discovery. Underground drilling is planned for 1901 from the new exploration drift to upgrade and expand the mineral reserve and resource estimates. In addition, Hudbay plans to continue drilling activities at several regional targets in 2025, including the Cook Lake properties, following up on encouraging results in 2024. A portion of the 2025 Manitoba exploration program will be funded by $7 million in proceeds from a critical minerals premium flow-through financing completed in December 2024. Hudbay issued 476,200 Canadian Exploration Expense flow-through common shares at a price of C$22.05 per share, representing a premium of approximately 65%.

In Peru, 2025 exploration activities will continue to focus on final permitting and drill preparation for the Maria Reyna and Caballito properties near Constancia.

Board Chair Transition

Effective January 1, 2025, Stephen A. Lang stepped down as Chair of Hudbay's Board of Directors due to health reasons. David S. Smith, current independent director, has been appointed Chair of the Board. Mr. Lang, who was appointed Chair in October 2019, will remain on the Board as an independent director. Mr. Smith joined the Board as an independent director in May 2019, bringing nearly 40 years of financial and executive leadership experience in the mining sector. Mr. Smith is a corporate director who has had a career on both the finance and the supply sides of the mining business, with extensive international experience in the acquisition, sale, development, financing and operations of base and precious metal operations.

Dividend Declared

A semi-annual dividend of C$0.01 per share was declared on February 18, 2025. The dividend will be paid out on March 21, 2025 to shareholders of record as of close of business on March 4, 2025.

TSX, NYSE - HBM 2025 No. 5

Website Links

Hudbay: www.hudbay.com

Management's Discussion and Analysis:

https://www.hudbayminerals.com/MDA225

Financial Statements:

https://www.hudbayminerals.com/FS225

Conference Call and Webcast

Date:	Wednesday, February 19, 2025

Time:	11:00 a.m. ET

Webcast:	www.hudbay.com

Dial in:	647-484-8814 or 1-844-763-8274

TSX, NYSE - HBM 2025 No. 5

Qualified Person and NI 43-101

The technical and scientific information in this news release related to the company's material mineral projects has been approved by Olivier Tavchandjian, P. Geo, Senior Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material mineral properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the company's material properties as filed by Hudbay on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Non-GAAP Financial Performance Measures

Adjusted net earnings (loss) attributable to owners, adjusted net earnings (loss) per share attributable to owners, adjusted EBITDA, net debt, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced, combined unit cost and ratios based on these measures are non-GAAP performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) attributable to owners and adjusted net earnings (loss) per share attributable to owners provides an alternate measure of the company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the company believes these measures are useful to investors in assessing the company's underlying performance. Hudbay provides adjusted EBITDA to help users analyze the company's results and to provide additional information about its ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the company to assess its financial position. Net debt to adjusted EBITDA is shown because it is a performance measure used by the company to assess its financial leverage and debt capacity. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. Cash cost and sustaining cash cost per ounce of gold produced are shown because the company believes they help investors and management assess the performance of its Manitoba operations. Combined unit cost is shown because Hudbay believes it helps investors and management assess the company's cost structure and margins that are not impacted by variability in by-product commodity prices.

The following tables provide detailed reconciliations to the most comparable IFRS measures.

TSX, NYSE - HBM 2025 No. 5

Adjusted Net Earnings (Loss) Reconciliation

	Three Months Ended			Year Ended
(in $ millions)	Dec. 31, 2024	Sep. 30, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Net earnings for the period	19.3	50.4	33.5	67.8	69.5
Tax expense	84.4	29.3	47.5	183.8	82.3
Earnings before tax	103.7	79.7	81.0	251.6	151.8
Adjusting items:
Mark-to-market adjustments[1]	(10.3)	5.2	12.7	27.1	22.1
Foreign exchange loss (gain)	17.4	(3.3)	4.2	21.0	5.3
Variable consideration adjustment - stream revenue and accretion	-	-	-	4.0	(5.0)
Acquisition related costs	-	-	-	-	6.9
Premium paid on redemption of notes	-	-	2.2	-	2.2
Re-evaluation adjustment - environmental provision	2.5	2.0	34.0	(3.5)	(11.4)
Inventory adjustments	1.3	1.6	1.4	2.9	2.3
Insurance recovery	-	-	(4.2)	-	(4.2)
Value-added-tax recovery	-	-	(3.9)	-	(3.9)
Write off fair value of the Copper Mountain Bonds	-	-	(1.0)	-	(1.0)
Reduction of obligation to renounce flow-through share expenditures, net of provisions	1.0	(2.0)	-	(2.0)	-
Restructuring charges	-	-	0.6	1.2	2.9
Write-down/loss on disposal of PP&E	14.1	2.2	6.6	27.4	7.4
Adjusted earnings before income taxes	129.7	85.4	133.6	329.7	175.4
Tax expense	(84.4)	(29.3)	(47.5)	(183.8)	(82.3)
Tax impact on adjusting items	23.4	(5.2)	(14.8)	30.8	(20.6)
Adjusted net earnings	68.7	50.9	71.3	176.7	72.5
Adjusted net earnings attributable to non-controlling interest:
Net loss (earnings) for the period	1.9	(0.6)	(2.8)	8.9	(3.2)
Adjusting items, including tax impact	(0.3)	-	0.4	(4.2)	(0.3)
Adjusted net earnings - attributable to owners	70.3	50.3	68.9	181.4	69.0
Adjusted net earnings ($/share) - attributable to owners	0.18	0.13	0.20	0.48	0.23
Basic weighted average number of common shares outstanding (millions)	394.0	393.6	349.1	376.8	310.8

1 Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through profit or loss and share-based compensation expenses (recoveries). Also includes gains and losses on disposition of investments.

TSX, NYSE - HBM 2025 No. 5

Adjusted EBITDA Reconciliation

	Three Months Ended			Year Ended
(in $ millions)	Dec. 31, 2024	Sep. 30, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Net earnings for the period	19.3	50.4	33.5	67.8	69.5
Add back:
Tax expense	84.4	29.3	47.5	183.8	82.3
Net finance expense	34.4	26.0	48.9	148.7	145.3
Other expense	22.1	7.9	10.6	57.4	38.3
Depreciation and amortization	122.2	97.5	121.9	426.6	391.7
Amortization of deferred revenue and variable consideration adjustment	(26.2)	(9.5)	(26.5)	(70.5)	(77.3)
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	2.5	2.0	34.0	(3.5)	(11.4)
Inventory adjustments	1.3	1.6	1.4	2.9	2.3
Option agreement proceeds (Marubeni)	-	-	-	(0.4)	-
Realized loss on non-QP hedges	(4.2)	(2.1)	-	(8.9)	-
Share-based compensation expense [1]	1.5	3.1	3.1	18.6	7.1
Adjusted EBITDA	257.3	206.2	274.4	822.5	647.8

1 Share-based compensation expenses reflected in cost of sales and selling and administrative expenses.

TSX, NYSE - HBM 2025 No. 5

Net Debt Reconciliation

(in $ millions)
	Dec. 31, 2024	Sep. 30, 2024	Dec. 31, 2023
Total long-term debt	1,107.5	1,108.9	1,287.5
Less: Cash and cash equivalents	(541.8)	(443.3)	(249.8)
Less: Short-term investments	(40.0)	(40.0)	-
Net debt	525.7	625.6	1,037.7

(in $ millions, except net debt to adjusted EBITDA ratio)
Net debt	525.7	625.6	1,037.7
Adjusted EBITDA (12 month period)	822.5	839.8	647.8
Net debt to adjusted EBITDA	0.6	0.7	1.6

Trailing Adjusted EBITDA	Three Months Ended
(in $ millions)	Dec. 31, 2024	Sep. 30, 2024	Jun. 30, 2024	Mar. 31, 2024	Dec. 31, 2023
Profit (loss) for the period	19.3	50.4	(20.4)	18.5	33.5
Add back:
Tax expense	84.4	29.3	20.8	49.3	47.5
Net finance expense	34.4	26.0	44.3	44.0	48.9
Other expenses	22.1	7.9	11.2	16.3	10.6
Depreciation and amortization	122.2	97.5	97.6	109.3	121.9
Amortization of deferred revenue and variable consideration adjustment	(26.2)	(9.5)	(11.5)	(23.2)	(26.5)
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	2.5	2.0	(2.7)	(5.3)	34.0
Inventory adjustments	1.3	1.6	-	-	1.4
Realized loss on non-QP hedges	(4.2)	(2.1)	(2.6)	-	-
Post-employment plan curtailment	-	-	-	(0.4)	-
Share-based compensation expenses[1]	1.5	3.1	8.3	5.7	3.1
Adjusted EBITDA	257.3	206.2	145.0	214.2	274.4
LTM[2]	822.5	839.8

1 Share-based compensation expense reflected in cost of sales and administrative expenses.

2 LTM (last twelve months) as of December 31, 2024 and September 30, 2024. Annual consolidated results may not be calculated based on the amounts presented in this table due to rounding.

TSX, NYSE - HBM 2025 No. 5

Copper Cash Cost Reconciliation

Consolidated	Three Months Ended			Year Ended
Net pounds of copper produced[1]
(in thousands)	Dec. 31, 2024	Sep. 30, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Peru	74,931	46,782	73,209	218,260	221,536
Manitoba	7,379	7,491	8,234	27,637	26,795
British Columbia[2]	13,067	14,850	18,755	58,215	41,995
Net pounds of copper produced	95,377	69,123	100,198	304,112	290,326

1 Contained copper in concentrate.

2 Includes 100% of Copper Mountain mine production, Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, the year ended December 31, 2023 includes production from acquisition date.

Consolidated	Three Months Ended
	Dec. 31, 2024		Sep. 30, 2024		Dec. 31, 2023
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	108.1	1.13	90.7	1.31	89.7	0.89
Milling	95.4	1.00	85.2	1.23	90.7	0.91
G&A	50.6	0.53	38.0	0.55	38.8	0.39
Onsite costs	254.1	2.66	213.9	3.09	219.2	2.19
Treatment & refining	25.9	0.27	21.2	0.31	35.7	0.36
Freight & other	28.6	0.30	24.4	0.35	32.3	0.32
Cash cost, before by-product credits	308.6	3.23	259.5	3.75	287.2	2.87
By-product credits	(265.5)	(2.78)	(246.7)	(3.57)	(271.8)	(2.71)
Cash cost, net of by-product credits	43.1	0.45	12.8	0.18	15.4	0.16
			Year Ended
			Dec. 31, 2024		Dec. 31, 2023
Cash cost per pound of copper produced			$ millions	$/lb	$ millions	$/lb
Mining			394.0	1.30	332.0	1.14
Milling			352.1	1.16	309.7	1.07
G&A			162.8	0.53	122.6	0.42
Onsite costs			908.9	2.99	764.3	2.63
Treatment & refining			97.3	0.31	113.7	0.39
Freight & other			101.1	0.34	94.7	0.33
Cash cost, before by-product credits			1,107.3	3.64	972.7	3.35
By-product credits			(967.4)	(3.18)	(741.3)	(2.55)
Cash cost, net of by-product credits			139.9	0.46	231.4	0.80

TSX, NYSE - HBM 2025 No. 5

Consolidated	Three Months Ended
	Dec. 31, 2024		Sep. 30, 2024		Dec. 31, 2023
Supplementary cash cost information	$ millions	$/lb1	$ millions	$/lb1	$ millions	$/lb1
By-product credits[2]:
Zinc	16.1	0.17	24.3	0.35	18.6	0.18
Gold[3]	212.9	2.23	189.0	2.73	216.2	2.16
Silver[3]	26.6	0.28	18.3	0.27	22.7	0.23
Molybdenum & other	9.9	0.10	15.1	0.22	14.3	0.14
Total by-product credits	265.5	2.78	246.7	3.57	271.8	2.71
Reconciliation to IFRS:
Cash cost, net of by-product credits	43.1		12.8		15.4
By-product credits	265.5		246.7		271.8
Treatment and refining charges	(25.9)		(21.2)		(35.7)
Share-based compensation expense	0.7		0.3		0.3
Inventory adjustments	1.3		1.6		1.4
Past service costs	1.5		2.8		-
Change in product inventory	(10.0)		1.8		29.3
Royalties	2.1		3.7		1.1
Depreciation and amortization[4]	122.2		97.5		121.8
Cost of sales[5]	400.5		346.0		405.4
			Year Ended
			Dec. 31, 2024		Dec. 31, 2023
Supplementary cash cost information			$ millions	$/lb1	$ millions	$/lb1
By-product credits[2]:
Zinc			69.9	0.23	74.9	0.26
Gold[3]			747.8	2.46	525.6	1.80
Silver[3]			86.0	0.28	68.7	0.24
Molybdenum & other			63.7	0.21	72.1	0.25
Total by-product credits			967.4	3.18	741.3	2.55
Reconciliation to IFRS:
Cash cost, net of by-product credits			139.9		231.4
By-product credits			967.4		741.3
Treatment and refining charges			(97.3)		(113.7)
Share-based compensation expense			1.9		0.6
Inventory adjustments			2.9		2.3
Past service costs			4.3		-
Change in product inventory			11.4		38.4
Royalties			10.3		5.5
Depreciation and amortization[4]			426.6		391.7
Cost of sales[5]			1,467.4		1,297.5

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the year ended December 31, 2024 the variable consideration adjustments amounted loss of $3.8 million (year ended December 31, 2023 - income of $4.9 million).

4 Depreciation is based on concentrate sold.

5 As per consolidated financial statements.

TSX, NYSE - HBM 2025 No. 5

Peru	Three Months Ended			Year Ended
(in thousands)	Dec. 31, 2024	Sep. 30, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Net pounds of copper produced[1]	74,931	46,782	73,209	218,260	221,536

1 Contained copper in concentrate.

Peru	Three Months Ended
	Dec. 31, 2024		Sep. 30, 2024		Dec. 31, 2023
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	47.3	0.63	37.6	0.81	30.4	0.41
Milling	53.6	0.72	48.5	1.04	50.2	0.69
G&A	33.2	0.44	19.9	0.42	24.8	0.34
Onsite costs	134.1	1.79	106.0	2.27	105.4	1.44
Treatment & refining	16.0	0.21	11.4	0.24	19.6	0.27
Freight & other	19.2	0.25	14.1	0.30	20.8	0.28
Cash cost, before by-product credits	169.3	2.25	131.5	2.81	145.8	1.99
By-product credits	(94.0)	(1.25)	(47.2)	(1.01)	(106.1)	(1.45)
Cash cost, net of by-product credits	75.3	1.00	84.3	1.80	39.7	0.54
			Year Ended
			Dec. 31, 2024		Dec. 31, 2023
Cash cost per pound of copper produced			$ millions	$/lb	$ millions	$/lb
Mining			145.5	0.67	122.6	0.55
Milling			197.1	0.90	198.1	0.90
G&A			95.5	0.44	77.2	0.35
Onsite costs			438.1	2.01	397.9	1.80
Treatment & refining			53.4	0.24	66.4	0.30
Freight & other			62.5	0.29	62.7	0.28
Cash cost, before by-product credits			554.0	2.54	527.0	2.38
By-product credits			(295.8)	(1.36)	(289.1)	(1.31)
Cash cost, net of by-product credits			258.2	1.18	237.9	1.07

TSX, NYSE - HBM 2025 No. 5

Peru	Three Months Ended
	Dec. 31, 2024			Sep. 30, 2024			Dec. 31, 2023
Supplementary cash cost information	$ millions	$/lb1		$ millions		$/lb1	$ millions	$/lb1
By-product credits[2]:
Gold[3]	68.5	0.91		22.9		0.49	77.5	1.05
Silver[3]	16.8	0.22		9.2		0.20	14.3	0.20
Molybdenum	8.7	0.12		15.1		0.32	14.3	0.20
Total by-product credits	94.0	1.25		47.2		1.01	106.1	1.45
Reconciliation to IFRS:
Cash cost, net of by-product credits	75.3			84.3			39.7
By-product credits	94.0			47.3			106.1
Treatment and refining charges	(16.0)			(11.4)			(19.6)
Inventory adjustments	(0.2)			0.2			-
Share-based compensation expenses	0.1			0.1			0.1
Change in product inventory	(6.7)			1.1			8.0
Royalties	1.5			2.1			1.5
Depreciation and amortization[4]	83.2			57.2			85.7
Cost of sales[5]	231.2			180.9			221.5
			Year Ended
				Dec. 31, 2024			Dec. 31, 2023
Supplementary cash cost information			$	millions	$	/lb1	$ millions	$/lb1
By-product credits[2]:
Gold[3]				182.5		0.84	169.9	0.77
Silver[3]				51.3		0.24	47.3	0.21
Molybdenum				62.0		0.28	71.9	0.33
Total by-product credits				295.8		1.36	289.1	1.31
Reconciliation to IFRS:
Cash cost, net of by-product credits				258.2			237.9
By-product credits				295.8			289.1
Treatment and refining charges				(53.4)			(66.4)
Share-based compensation expenses				0.5			0.1
Change in product inventory				9.6			28.1
Royalties				6.7			5.6
Depreciation and amortization[4]				270.3			275.7
Cost of sales[5]				787.7			770.1

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per the consolidated financial statements.

TSX, NYSE - HBM 2025 No. 5

British Columbia	Three Months Ended			Year Ended
(in thousands)	Dec. 31, 2024	Sep. 30, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Net pounds of copper produced[1]	13,067	14,850	18,755	58,215	41,995

1 Contained copper in concentrate.

British Columbia	Three Months Ended
	Dec. 31, 2024		Sep. 30, 2024		Dec. 31, 2023
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	18.2	1.39	12.9	0.87	19.0	1.01
Milling	25.2	1.93	19.7	1.33	25.2	1.35
G&A	4.6	0.35	5.8	0.39	5.6	0.30
Onsite costs	48.0	3.67	38.4	2.59	49.8	2.66
Treatment & refining	3.4	0.26	3.3	0.22	4.9	0.26
Freight & other	2.4	0.19	3.0	0.20	4.7	0.25
Cash cost, before by-product credits	53.8	4.12	44.7	3.01	59.4	3.17
By-product credits	(14.6)	(1.12)	(17.9)	(1.20)	(9.3)	(0.50)
Cash cost, net of by-product credits	39.2	3.00	26.8	1.81	50.1	2.67
			Year Ended
			Dec. 31, 2024		Dec. 31, 2023
Cash cost per pound of copper produced			$ millions	$/lb	$ millions	$/lb
Mining			79.1	1.36	48.3	1.15
Milling			89.8	1.54	49.3	1.17
G&A			19.6	0.34	10.7	0.25
Onsite costs			188.5	3.24	108.3	2.57
Treatment & refining			14.4	0.25	9.8	0.23
Freight & other			13.2	0.22	8.4	0.20
Cash cost, before by-product credits			216.1	3.71	126.5	3.00
By-product credits			(56.5)	(0.97)	(21.5)	(0.51)
Cash cost, net of by-product credits			159.6	2.74	105.0	2.49

TSX, NYSE - HBM 2025 No. 5

British Columbia	Three Months Ended						Year Ended
	Dec. 31, 2024		Sep. 30, 2024		Dec. 31, 2023		Dec. 31, 2024		Dec. 31, 2023
Supplementary cash cost information	$millions	$/lb1	$millions	$/lb1	$millions	$/lb1	$millions	$/lb1	$millions	$/lb1
By-product credits[2]:
Gold	13.3	1.02	16.3	1.09	6.9	0.37	49.3	0.85	17.0	0.40
Silver	1.3	0.10	1.6	0.11	2.4	0.13	7.2	0.12	4.5	0.11
Total by-product credits	14.6	1.12	17.9	1.20	9.3	0.50	56.5	0.97	21.5	0.51
Reconciliation to IFRS:
Cash cost, net of by-product credits	39.2		26.8		50.1		159.6		105.0
By-product credits	14.6		17.9		9.3		56.5		21.5
Treatment and refining charges	(3.4)		(3.3)		(4.9)		(14.4)		(9.8)
Share based payment	0.4		-		-		0.4		-
Change in product inventory	(3.0)		(0.5)		8.5		3.8		8.5
Inventory adjustments	1.2		-		-		1.2		-
Royalties	0.6		1.6		(0.4)		3.6		(0.2)
Depreciation and amortization[3]	11.8		12.5		5.5		50.1		11.7
Cost of sales[4]	61.4		55.0		68.1		260.8		136.7

 1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated financial statements.Sustaining and All-in Sustaining Cash Cost Reconciliation

TSX, NYSE - HBM 2025 No. 5

Consolidated	Three Months Ended
	Dec. 31, 2024		Sep. 30, 2024		Dec. 31, 2023
All-in sustaining cash cost per pound of copper produced	$millions	$/lb	$millions	$/lb	$millions	$/lb
Cash cost, net of by-product credits	43.1	0.45	12.7	0.18	15.4	0.16
Cash sustaining capital expenditures	85.3	0.89	101.6	1.47	87.6	0.87
Capitalized exploration	-	-	-	-	5.2	0.05
Royalties	2.1	0.03	3.8	0.06	1.1	0.01
Sustaining cash cost, net of by-product credits	130.5	1.37	118.1	1.71	109.3	1.09
Corporate selling and administrative expenses & regional costs	11.6	0.12	12.9	0.18	12.7	0.13
Accretion and amortization of decommissioning and community agreements[1]	3.7	0.04	3.9	0.06	9.0	0.09
All-in sustaining cash cost, net of by-product credits	145.8	1.53	134.9	1.95	131.0	1.31
Reconciliation to property, plant and equipment additions
Property, plant and equipment additions	127.6		76.7		54.0
Capitalized stripping net additions	35.8		49.3		40.9
Total accrued capital additions	163.4		126.0		94.9
Less other non-sustaining capital costs[2]	91.8		36.6		19.9
Total sustaining capital costs	71.6		89.4		75.0
Capitalized lease & equipment financing cash payments - operating sites	10.3		10.2		8.7
Community agreement cash payments[3]	0.7		0.3		2.3
Accretion and amortization of decommissioning and restoration obligations[4]	2.7		1.7		1.6
Cash sustaining capital expenditures	85.3		101.6		87.6

1 Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of current community agreements.

2 Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration, right-of-use lease asset additions, equipment financing asset additions, growth capital expenditures and reclassification related to capital spares.

3 Amortization for community agreements relating to current operations.

4 Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

TSX, NYSE - HBM 2025 No. 5

Consolidated	Year Ended
	Dec. 31, 2024		Dec. 31, 2023
All-in sustaining cash cost per pound of copper produced	$millions	$/lb	$millions	$/lb
Cash cost, net of by-product credits	139.9	0.46	231.4	0.80
Cash sustaining capital expenditures	342.2	1.13	255.9	0.88
Capitalized exploration	-	-	5.2	0.02
Royalties	10.3	0.03	5.5	0.02
Sustaining cash cost, net of by-product credits	492.4	1.62	498.0	1.72
Corporate selling and administrative expenses & regional costs	62.4	0.20	43.5	0.14
Accretion and amortization of decommissioning and community agreements[1]	17.3	0.06	16.0	0.06
All-in sustaining cash cost, net of by-product credits	572.1	1.88	557.5	1.92
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	325.7		212.6
Capitalized stripping net additions	160.5		111.2
Total accrued capital additions	486.2		323.8
Less other non-sustaining capital costs[2]	193.1		105.7
Total sustaining capital costs	293.1		218.1
Capitalized lease & equipment financing cash payments - operating sites	38.4		25.0
Community agreement cash payments[3]	2.5		6.7
Accretion and amortization of decommissioning and restoration obligations[4]	8.2		6.1
Cash sustaining capital expenditures	342.2		255.9

1 Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of community agreements capitalized to Other assets.

2 Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration, right-of-use lease asset additions, equipment financing asset additions, growth capital expenditures and reclassification related to capital spares.

3 Amortization for community agreements relating to current operations.

4 Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

Peru	Three Months Ended						Year Ended
	Dec. 31, 2024		Sep. 30, 2024	Dec. 31, 2023			Dec. 31, 2024		Dec. 31, 2023
Sustaining cash cost per pound of copper produced	$millions	$/lb	$millions	$/lb	$millions	$/lb	$millions	$/lb	$millions	$/lb
Cash cost, net of by-product credits	75.3	1.00	84.3	1.80	39.7	0.54	258.2	1.18	237.9	1.07
Cash sustaining capital expenditures	34.3	0.46	43.7	0.93	42.3	0.58	141.6	0.65	152.0	0.69
Capitalized exploration	-	-	-	-	5.2	0.07	-	-	5.2	0.02
Royalties	1.5	0.02	2.1	0.05	1.5	0.02	6.7	0.03	5.6	0.03
Sustaining cash cost per pound of copper produced	111.1	1.48	130.1	2.78	88.7	1.21	406.5	1.86	400.7	1.81

TSX, NYSE - HBM 2025 No. 5

British Columbia	Three Months Ended						Year Ended
	Dec. 31, 2024		Sep. 30, 2024	Dec. 31, 2023			Dec. 31, 2024		Dec. 31, 2023
Sustaining cash cost per pound of copper produced	$millions	$/lb	$millions	$/lb	$millions	$/lb	$millions	$/lb	$millions	$/lb
Cash cost, net of by-product credits	39.2	3.00	26.8	1.81	50.1	2.67	159.6	2.74	105.0	2.49
Cash sustaining capital expenditures	35.4	2.71	46.6	3.14	24.1	1.28	144.5	2.48	38.5	0.92
Royalties	0.6	0.05	1.7	0.11	(0.4)	(0.02)	3.6	0.07	(0.2)	-
Sustaining cash cost per pound of copper produced	75.2	5.76	75.1	5.06	73.8	3.93	307.7	5.29	143.3	3.41

Gold Cash Cost and Sustaining Cash Cost Reconciliation

Manitoba	Three Months Ended			Year Ended
(in thousands)	Dec. 31, 2024	Sep. 30, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31 , 2023
Net ounces of gold produced[1]	51,438	62,468	59,863	214,225	187,363

1 Contained gold in concentrate and doré.

Manitoba	Three Months Ended
	Dec. 31, 2024		Sep. 30, 2024		Dec. 31, 2023
Cash cost per ounce of gold produced	$millions	$/oz	$millions	$/oz	$millions	$/oz
Mining	42.6	828	40.1	642	40.3	673
Milling	16.6	323	16.9	271	15.3	256
G&A	12.8	249	12.4	198	8.4	140
Onsite costs	72.0	1,400	69.4	1,111	64.0	1,069
Treatment & refining	6.5	126	6.5	104	11.1	186
Freight & other	7.0	136	7.3	117	6.8	113
Cash cost, before by-product credits	85.5	1,662	83.2	1,332	81.9	1,368
By-product credits	(54.3)	(1,055)	(60.0)	(960)	(56.0)	(934)
Gold cash cost, net of by-product credits	31.2	607	23.2	372	25.9	434
	Year Ended
	Dec. 31, 2024		Dec. 31, 2023
Cash cost per ounce of gold produced	$millions	$/oz	$millions	$/oz
Mining	169.4	791	161.1	860
Milling	65.2	304	62.3	333
G&A	47.7	223	34.7	185
Onsite costs	282.3	1,318	258.1	1,378
Treatment & refining	29.5	137	37.5	200
Freight & other	25.4	119	23.6	126
Cash cost, before by-product credits	337.2	1,574	319.2	1,704
By-product credits	(207.3)	(968)	(183.1)	(977)
Gold cash cost, net of by-product credits	129.9	606	136.1	727

TSX, NYSE - HBM 2025 No. 5

Manitoba	Three Months Ended
	Dec. 31, 2024		Sep. 30, 2024		Dec. 31, 2023
Supplementary cash cost information	$millions	$/oz1	$millions	$/oz1	$millions	$/oz1
By-product credits[2]:
Copper	28.5	554	28.2	451	31.4	526
Zinc	16.1	313	24.3	389	18.6	308
Silver	8.5	165	7.5	120	6.0	100
Other	1.2	23	-	-	-	-
Total by-product credits	54.3	1,055	60.0	960	56.0	934
Reconciliation to IFRS:
Cash cost, net of by-product credits	31.2		23.2		25.9
By-product credits	54.3		60.0		56.0
Treatment and refining charges	(6.5)		(6.5)		(11.1)
Inventory adjustments	0.3		2.8		1.4
Share-based compensation expenses	0.2		1.4		0.2
Past service cost	1.5		0.2		-
Change in product inventory	(0.3)		1.2		12.8
Royalties	-		-		-
Depreciation and amortization[3]	27.2		27.7		30.6
Cost of sales[4]	107.9		110.0		115.8
	Year Ended
	Dec. 31, 2024		Dec. 31, 2023
Supplementary cash cost information	$millions	$/oz1	$millions	$/oz1
By-product credits[2]:
Copper	108.2	505	91.1	487
Zinc	69.9	326	74.9	399
Silver	27.5	128	16.9	90
Other	1.7	9	0.2	1
Total by-product credits	207.3	968	183.1	977
Reconciliation to IFRS:
Cash cost, net of by-product credits	129.9		136.1
By-product credits	207.3		183.1
Treatment and refining charges	(29.5)		(37.5)
Inventory adjustments	1.7		2.3
Share-based compensation expenses	1.0		0.5
Past service cost	4.3		-
Change in product inventory	(2.0)		1.8
Royalties	-		0.1
Depreciation and amortization[3]	106.2		104.3
Cost of sales[4]	418.9		390.7

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per consolidated financial statements, amortization of deferred revenue, pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated financial statements.

TSX, NYSE - HBM 2025 No. 5

Manitoba	Three Months Ended						Year Ended
	Dec. 31, 2024		Sep. 30, 2024		Dec. 31, 2023		Dec. 31, 2024		Dec. 31, 2023
Sustaining cash cost per ounce of gold produced	$millions	$/oz	$millions	$/oz	$millions	$/oz	$millions	$/oz	$millions	$/oz
Gold cash cost, net of by-product credits	31.2	607	23.2	372	25.9	434	129.9	606	136.1	727
Cash sustaining capital expenditures	15.5	301	11.3	181	21.2	354	56.1	262	65.4	349
Royalties	-	-	-	-	-	-	-	-	0.1	1
Sustaining cash cost per ounce of gold produced	46.7	908	34.5	553	47.1	788	186.0	868	201.6	1,077

Combined Unit Cost Reconciliation

Peru	Three Months Ended			Year Ended
(in millions except ore tonnes milled and unit cost per tonne)
Combined unit cost per tonne processed	Dec. 31, 2024	Sep. 30, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Mining	47.3	37.6	30.4	145.5	122.6
Milling	53.6	48.5	50.2	197.1	198.1
G&A1	33.2	19.9	24.8	95.5	77.2
Other G&A2	(12.1)	(2.0)	(8.2)	(25.9)	(14.9)
Unit cost	122.0	104.0	97.2	412.2	383.0
Tonnes ore milled	7,999	8,137	7,939	31,934	30,721
Combined unit cost per tonne	15.25	12.78	12.24	12.91	12.47
Reconciliation to IFRS
Unit cost	122.0	104.0	97.2	412.2	383.0
Freight & other	19.2	14.1	20.8	62.5	62.7
Inventory adjustments	(0.2)	0.2	-	-	-
Other G&A	12.1	2.1	8.2	25.9	14.9
Share-based compensation expenses	0.1	0.1	0.1	0.5	0.1
Change in product inventory	(6.7)	1.1	8.0	9.6	28.1
Royalties	1.5	2.1	1.5	6.7	5.6
Depreciation and amortization	83.2	57.2	85.7	270.3	275.7
Cost of sales[3]	231.2	180.9	221.5	787.7	770.1

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

3 As per consolidated financial statements.

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British Columbia	Three Months Ended			Year Ended
(in millions except unit cost per tonne)
Combined unit cost per tonne processed	Dec. 31, 2024	Sep. 30, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Mining	18.2	12.9	19.0	79.1	48.3
Milling	25.2	19.7	25.2	89.8	49.3
G&A1	4.6	5.8	5.6	19.6	10.7
Unit cost	48.0	38.4	49.8	188.5	108.3
USD/CAD implicit exchange rate	1.38	1.35	1.37	1.37	1.36
Unit cost - C$	66.9	52.4	68.2	258.1	146.7
Tonnes ore milled	2,881	3,363	3,262	12,657	6,862
Combined unit cost per tonne - C$	23.22	15.58	20.90	20.39	21.38
Reconciliation to IFRS:
Unit cost	48.0	38.4	49.8	188.5	108.3
Freight & other	2.4	3.0	4.7	13.2	8.4
Share-based compensation expenses	0.4	-	-	0.4	-
Change in product inventory	(3.0)	(0.5)	8.5	3.8	8.5
Inventory adjustments	1.2	-	-	1.2	-
Royalties	0.6	1.6	(0.4)	3.6	(0.2)
Depreciation and amortization	11.8	12.5	5.5	50.1	11.7
Cost of sales[2]	61.4	55.0	68.1	260.8	136.7

1 G&A as per cash cost reconciliation above

2 As per consolidated financial statements.

Manitoba	Three Months Ended			Year Ended
(in millions except tonnes ore milled and unit cost per tonne)
Combined unit cost per tonne processed	Dec. 31, 2024	Sep. 30, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Mining	42.6	40.1	40.3	169.4	161.1
Milling	16.6	16.9	15.3	65.2	62.3
G&A1	12.8	12.4	8.4	47.7	34.7
Less: Other G&A related to profit sharing costs	(4.0)	(5.4)	(1.5)	(17.0)	(6.7)
Unit cost	68.0	64.0	62.5	265.3	251.4
USD/CAD implicit exchange rate	1.39	1.36	1.36	1.37	1.35
Unit cost - C$	95.0	87.4	85.0	363.5	339.2
Tonnes ore milled	407,596	413,919	393,837	1,608,708	1,562,479
Combined unit cost per tonne - C$	233	211	216	226	217
Reconciliation to IFRS:
Unit cost	68.0	64.0	62.5	265.3	251.4
Freight & other	7.0	7.3	6.8	25.4	23.6
Other G&A related to profit sharing	4.0	5.4	1.5	17.0	6.7
Share-based compensation expenses	0.2	0.2	0.2	1.0	0.5
Inventory adjustments	0.3	1.4	1.4	1.7	2.3
Past service cost	1.5	2.8	-	4.3	-
Change in product inventory	(0.3)	1.2	12.8	(2.0)	1.8
Royalties	-	-	-	-	0.1
Depreciation and amortization	27.2	27.7	30.6	106.2	104.3
Cost of sales[2]	107.9	110.0	115.8	418.9	390.7

1 G&A as per cash cost reconciliation above.

2 As per consolidated financial statements.

TSX, NYSE - HBM 2025 No. 5

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements with respect to the company's production, cost and capital and exploration expenditure guidance, expectations regarding reductions in discretionary spending and capital expenditures, the ability of the company to stabilize and optimize the Copper Mountain mine operation, the implementation of stripping strategies and the expected benefits therefrom, the estimated timelines and pre-requisites for sanctioning the Copper World project and the pursuit of a potential minority joint venture partner, the possibility of and expectations regarding the results of any challenges to the permits for the Copper World project, the expected benefits of the sanctioning of the Copper World project, the expected benefits of Manitoba growth initiatives, including the use of the exploration drift at the 1901 deposit, the potential utilization of excess capacity at the Stall mill, and the advancement of the company's exploration partnership with Marubeni, the anticipated use of proceeds from the flow-through financing completed during the fourth quarter of 2024, the company's future deleveraging strategies and the company's ability to deleverage and repay debt as needed, expectations regarding the company's cash balance and liquidity, expectations regarding the ability to conduct exploration work and execute on exploration programs on its properties and to advance related drill plans, including the advancement of the exploration program at Maria Reyna and Caballito and the status of the related drill permit application process, the ability to continue mining higher-grade ore in the Pampacancha pit and the company's expectations resulting therefrom, expectations regarding the ability for the company to further reduce greenhouse gas emissions, the company's evaluation and assessment of opportunities to reprocess tailings using various metallurgical technologies, expectations regarding the prospective nature of the Maria Reyna and Caballito properties, the anticipated impact of brownfield and greenfield growth projects on the company's performance, anticipated expansion opportunities and extension of mine life in Snow Lake and the ability for Hudbay to find a new anchor deposit near the company's Snow Lake operations, anticipated future drill programs and exploration activities and any results expected therefrom, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company's financial performance to metals prices, events that may affect its operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay has identified and were applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

  the ability to achieve production, cost and capital and exploration expenditure guidance;
  no significant interruptions to operations due to social or political unrest in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru;

TSX, NYSE - HBM 2025 No. 5
  no interruptions to the company's plans for advancing the Copper World project, including those that may be caused by any successful challenges to the Copper World permits and/or the pursuit of a potential minority joint venture partner;
  the ability for the company to successfully complete the stabilization and optimization of the Copper Mountain operations, obtain required permits and develop and maintain good relations with key stakeholders;
  the ability to execute on its exploration plans and to advance related drill plans;
  the ability to advance the exploration program at the Maria Reyna and Caballito properties;
  the success of mining, processing, exploration and development activities;
  the scheduled maintenance and availability of the company's processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals the company produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  the execution of the company's business and growth strategies, including the success of its strategic investments and initiatives;
  the availability of additional financing, if needed;
  the company's ability to deleverage and repay debt as needed;
  the ability to complete project targets on time and on budget and other events that may affect the company's ability to develop its projects;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of personnel for the company's exploration, development and operational projects and ongoing employee relations;
  maintaining good relations with the employees at the company's operations;
  maintaining good relations with the labour unions that represent certain of the company's employees in Manitoba and Peru;
  maintaining good relations with the communities in which the company operates, including the neighbouring Indigenous communities and local governments;
  no significant unanticipated challenges with stakeholders at the company's various projects;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
  no contests over title to the company's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of the company's unpatented mining claims;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks related to the failure to effectively complete the stabilization, optimization and expansion of the Copper Mountain mine operations, political and social risks in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, the potential implementation or expansion of tariffs, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of the company's projects, the risk of an indicator of impairment or impairment reversal relating to a material mineral property, risks related to the Copper World project, including in relation to project delivery and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the company's reserves, volatile financial markets and interest rates that may affect the company's ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company's ability to comply with its pension and other post-retirement obligations, the company's ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in the company's most recent Annual Information Form and under the heading "Financial Risk Management" in the company's most recent management's discussion and analysis, each of which is available on the company's SEDAR+ profile at www.sedarplus.ca and the company's EDGAR profile at www.sec.gov.

TSX, NYSE - HBM 2025 No. 5

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused critical minerals company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining jurisdictions of Canada, Peru and the United States.

Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the company, which is complemented by meaningful gold production and by-product zinc, silver and molybdenum. Hudbay's growth pipeline includes the Copper World project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities." Hudbay's mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations.

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For further information, please contact:

Candace Brûlé

Vice President, Investor Relations, Financial Analysis and External Communications

(416) 814-4387

investor.relations@hudbay.com

____________________

i Adjusted net earnings (loss) - attributable to owners and adjusted net earnings (loss) per share - attributable to owners, adjusted EBITDA, cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, combined unit cost, net debt and net debt to adjusted EBITDA ratio are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this news release.

ii Calculated using the midpoint of the guidance range.